    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 5, 2001

                                                             FILE NO. 333-
                                                                       811-07708

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM N-4
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933                        [X]
                      PRE-EFFECTIVE AMENDMENT NO.                            [ ]
                      POST-EFFECTIVE AMENDMENT NO.                           [ ]

                                     AND/OR

                          REGISTRATION STATEMENT UNDER
                       THE INVESTMENT COMPANY ACT OF 1940                    [ ]
                                AMENDMENT NO. 10                             [X]

                           PROVIDENT MUTUAL VARIABLE
                            ANNUITY SEPARATE ACCOUNT
                           (EXACT NAME OF REGISTRANT)

                    PROVIDENT MUTUAL LIFE INSURANCE COMPANY
                              (NAME OF DEPOSITOR)

                             300 CONTINENTAL DRIVE
                                NEWARK, DE 19713
              (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)

       DEPOSITOR'S TELEPHONE NUMBER, INCLUDING AREA CODE: (302) 454-5260
                             ---------------------

                             JAMES BERNSTEIN, ESQ.
                    PROVIDENT MUTUAL LIFE INSURANCE COMPANY
                          1000 CHESTERBROOK BOULEVARD
                             BERWYN, PA 19312-1181
                    (NAME AND ADDRESS OF AGENT FOR SERVICE)

                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                     Title of Securities Being Registered:
 Interests in Individual Flexible Premium Deferred Variable Annuity Contracts.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     PART A

                  INFORMATION REQUIRED TO BE IN THE PROSPECTUS

     INTERESTS IN INDIVIDUAL FLEXIBLE PREMIUM
        DEFERRED VARIABLE ANNUITY CONTRACTS

                     Issued by

         PROVIDENT MUTUAL VARIABLE ANNUITY
                 SEPARATE ACCOUNT

                        and

      PROVIDENT MUTUAL LIFE INSURANCE COMPANY

           SERVICE CENTER      MAIN ADMINISTRATIVE OFFICES
       300 CONTINENTAL DRIVE     1000 CHESTERBROOK BLVD.
       NEWARK, DELAWARE 19713  BERWYN, PENNSYLVANIA 19312

               PHONE: 1-800-688-5177
                                                            PROSPECTUS

                                                           May   , 2001

This prospectus describes an individual flexible premium deferred variable annuity contract ("Contract") issued by Provident Mutual Life Insurance Company. This prospectus provides information that a prospective owner should know before investing in the Contract.

You can allocate your Contract's values to:

      -- Provident Mutual Variable Annuity Separate Account (the "Variable Account"), which invests in the portfolios listed below; or

      --  the Guaranteed Account, which credits a specified rate of interest.

A prospectus for each of the portfolios available through the Variable Account (the "Portfolios") must accompany this prospectus. Please read these documents before investing and save them for future reference.

To learn more about the Contract, you should read the Statement of Additional
Information ("SAI") dated May   , 2001. For a free copy of the SAI, please call
or write to us at our Service Center.

The SAI has been filed with the Securities and Exchange Commission ("SEC") and is incorporated by reference into this prospectus. The Table of Contents for the SAI appears on page __ of this prospectus. The SEC maintains an Internet website (http://www.sec.gov) that contains the SAI and other information.

   THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
PLEASE NOTE THAT THE CONTRACT AND THE PORTFOLIOS:

      --  ARE NOT GUARANTEED TO ACHIEVE THEIR GOALS;

      --  ARE NOT FEDERALLY INSURED;

      --  ARE NOT ENDORSED BY ANY BANK OR GOVERNMENT AGENCY; AND

      --  ARE SUBJECT TO RISKS, INCLUDING LOSS OF THE AMOUNT INVESTED.

It may not be advantageous to replace existing insurance with the Contract.

The following Portfolios are available under this Contract:

     -- MARKET STREET FUND
        All Pro Broad Equity Portfolio
        All Pro Large Cap Growth Portfolio
        All Pro Large Cap Value Portfolio
        All Pro Small Cap Growth Portfolio
        All Pro Small Cap Value Portfolio
        Equity 500 Index Portfolio
        International Portfolio
        Mid Cap Growth Portfolio
        Balanced Portfolio
        Bond Portfolio
        Money Market Portfolio

     -- MFS VARIABLE INSURANCE TRUST
        MFS Emerging Growth Series
        MFS Growth with Income Series
        MFS New Discovery Series
        MFS Research Series

     -- OCC ACCUMULATION TRUST
        Equity Portfolio
        Managed Portfolio

     -- PIMCO VARIABLE INSURANCE TRUST
        PIMCO High Yield Bond Portfolio
        PIMCO Total Return Bond Portfolio

     -- STRONG VARIABLE INSURANCE FUNDS, INC.
        Strong Mid Cap Growth Fund II

     -- STRONG OPPORTUNITY FUND II, INC.
        Strong Opportunity Fund II

     -- VAN ECK WORLDWIDE INSURANCE TRUST
        Worldwide Bond Portfolio
        Worldwide Emerging Markets Portfolio
        Worldwide Hard Assets Portfolio
        Worldwide Real Estate Portfolio

     -- VARIABLE INSURANCE PRODUCTS FUND III
        VIP III Contrafund(R) Portfolio
        VIP III Growth Portfolio
        VIP III Growth Opportunities Portfolio
        VIP III Overseas Portfolio

TABLE OF CONTENTS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                        PAGE
                                        ----
GLOSSARY..............................    1

TABLE OF EXPENSES.....................    3

CONTRACT SUMMARY......................    8
  The Contract........................    8
  Charges and Deductions..............    9
  Annuity Provisions..................   10
  Federal Tax Status..................   10

PMLIC, THE VARIABLE ACCOUNT AND THE
  PORTFOLIOS..........................   11
  Provident Mutual Life Insurance
     Company (PMLIC)..................   11
  Provident Mutual Variable Annuity
     Separate Account.................   11
  The Funds...........................   11
  Resolving Material Conflicts........   19
  Addition, Deletion or Substitution
     of Investments...................   19

DESCRIPTION OF ANNUITY CONTRACT.......   20
  Purchasing a Contract...............   20
  Cancellation (Free-Look) Period.....   20
  Premiums............................   20
  Allocation of Net Premiums..........   20
  Variable Account Value..............   21
  Transfer Privilege..................   22
  Dollar Cost Averaging...............   23
  Withdrawals and Surrender...........   24
  Death Benefit Before Annuity Date...   25
  Alternate Death Benefit Riders......   27
  The Annuity Date....................   27
  Payments............................   28
  Modification........................   28
  Reports to Contract Owners..........   28
  Contract Inquiries..................   28

THE GUARANTEED ACCOUNT................   28
  Minimum Guaranteed and Current
     Interest Rates...................   29
  Transfers from Guaranteed Account...   29
  Payment Deferral....................   30

                                        PAGE
                                        ----

CHARGES AND DEDUCTIONS................   30
  Surrender Charge (Contingent
     Deferred Sales Charge)...........   30
  Administrative Charges..............   31
  Daily Annuity Charge................   31
  Investment Advisory Fees and Other
     Expenses of the Portfolios.......   32
  Charges For Optional Death Benefit
     Riders...........................   32
  Premium Taxes.......................   32
  Other Taxes.........................   32
  Charge Discounts For Sales to
     Certain Groups...................   32

PAYMENT OPTIONS.......................   33
  Election of Payment Options.........   33
  Description of Payment Options......   33

YIELDS AND TOTAL RETURNS..............   34

FEDERAL TAX STATUS....................   35
  Introduction........................   35
  Tax Status of the Contracts.........   36
  Taxation of Annuities -- In
     General..........................   36
  Taxation of Non-Qualified
     Contracts........................   36
  Taxation of Qualified Contracts.....   37
  Withholding.........................   39
  Possible Changes in Taxation........   39
  Other Tax Consequences..............   39

DISTRIBUTION OF CONTRACTS.............   39

LEGAL PROCEEDINGS.....................   40

VOTING PORTFOLIO SHARES...............   40

FINANCIAL STATEMENTS..................   40

STATEMENT OF ADDITIONAL INFORMATION
  TABLE OF CONTENTS...................   41

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

GLOSSARY
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ACCUMULATION UNIT
A unit of measure used to calculate Subaccount Value.

ANNUITANT
The person whose life determines the annuity payments payable under the Contract.

ANNUITY CHARGE
The fee we charge for assuming mortality and risk expenses and administrative fees and expenses.

ANNUITY DATE
The date as of which Surrender Value is applied to a Payment Option. The last possible Annuity Date is the Maturity Date.

APPLICATION
The application you must complete to purchase a Contract plus all forms required by us or applicable law.

BENEFICIARY
The person to whom we pay the death benefit on the death of the Owner or the Annuitant. If the Contract has joint Owners, then the surviving joint Owner is the Beneficiary.

CANCELLATION (FREE-LOOK) PERIOD
The period described in this prospectus during which the Owner may return this Contract for a refund.

CODE
The Internal Revenue Code of 1986, as amended.

CONTRACT
The individual flexible premium deferred variable annuity contract issued by us and offered in this prospectus.

CONTRACT ACCOUNT VALUE
The sum of the Variable Account Value and the Guaranteed Account Value.

CONTRACT ANNIVERSARY
The same date in each Contract Year as the Contract Date.

CONTRACT DATE
The date as of which we issue the Contract and upon which the Contract becomes effective. The Contract Date is used to determine Contract Years and Contract Anniversaries.

CONTRACT YEAR
A twelve-month period beginning on the Contract Date or on a Contract
Anniversary.

FREE WITHDRAWAL AMOUNT
An amount of Contract Account Value that may be withdrawn each Contract Year without a Surrender Charge.

FUND
Any mutual fund in which a Subaccount invests.

GENERAL ACCOUNT
The assets that belong to us other than those allocated to the Variable Account or any of our other separate accounts.

GUARANTEED ACCOUNT
An account that is part of our General Account and not part of or dependent upon the investment performance of the Variable Account.

GUARANTEED ACCOUNT OPTION
An allocation option under the Contract supported by the General Account.

GUARANTEED ACCOUNT VALUE
The Net Premiums allocated and amounts transferred to the Guaranteed Account, plus interest credited to the Guaranteed Account, minus amounts deducted, transferred, or withdrawn from the Guaranteed Account. The Guaranteed Account Value is calculated separately for each Guaranteed Account Option.

MATURITY DATE
The last date as of which the Contract Account Value may be applied to a Payment Option. The latest possible Maturity Date, in most states, is the later of the Contract Anniversary on or following the Annuitant's age 90 or 10 years after the Contract Date (unless we consent to a later Maturity Date). Qualified Contracts may require that distributions begin at an earlier date.

MONEY MARKET SUBACCOUNT
The Subaccount that holds shares of the Money Market Portfolio of Market Street Fund.

NET ASSET VALUE PER SHARE
The value per share of any Portfolio on any Valuation Day. The method of computing the Net Asset Value Per Share is described in the prospectus for a Portfolio.

NET PREMIUM
The premium paid less any premium tax deducted from the premium.

NON-QUALIFIED CONTRACT
A Contract that is not a "Qualified Contract."

NOTICE
A request or notice in writing or otherwise in a form satisfactory to us that is signed by you and received at our Service Center. You may obtain the necessary form by calling us at (800) 688-5177.

OWNER (YOU, YOUR)
The person who owns the Contract. The Owner is entitled to exercise all rights and privileges provided in the Contract. Provisions relating to action by the Owner mean, in the case of joint Owners, both Owners acting jointly. Joint Owners must be spouses.

PAYEE
The person entitled to receive annuity payments under the Contract. The Annuitant is the Payee unless the Owner designates a different person as Payee.

PAYMENT OPTION
One of the annuity payment options available under the Contract.

PMLIC (WE, OUR, US)
Provident Mutual Life Insurance Company.

PORTFOLIO
An investment portfolio of a Fund.

QUALIFIED CONTRACT
A Contract issued in connection with retirement plans that qualify for special federal income tax treatment under the Code.

RIDER
An amendment, addition, or endorsement to the Contract that changes the terms of the Contract by: (1) expanding Contract benefits; (2) restricting Contract benefits; or (3) excluding certain conditions from the Contract's coverage. A Rider that is added to the Contract becomes part of the Contract.

SEC
The U.S. Securities and Exchange Commission.

SERVICE CENTER
Our technology and service office at 300 Continental Drive, Newark, Delaware 19713.

SUBACCOUNT
A subdivision of the Variable Account.

SUBACCOUNT VALUE
Before the Annuity Date, the amount equal to that part of any Net Premium allocated to a Subaccount plus any amounts transferred to that Subaccount as adjusted by any interest income, dividends, net capital gains or losses, realized or unrealized, and decreased by withdrawals (including any applicable Surrender Charges and premium tax charges), other charges and any amounts transferred out of that Subaccount.

SURRENDER CHARGE
A charge we deduct if a withdrawal or surrender occurs during the first eight Contract Years after a premium payment is received. The Surrender Charge is separately calculated and applied to each premium payment at the time a portion of that premium payment is surrendered, withdrawn, or applied to a Payment Option on the Annuity Date. This charge is sometimes called a "contingent deferred sales charge."

SURRENDER VALUE
The Contract Account Value less: (1) any applicable Surrender Charge, (2) premium tax charges not previously deducted, and (3) the annual contract maintenance fee.

TRANSFER PROCESSING FEE
The fee we charge for additional Subaccount amounts transferred after the twelfth transfer of Subaccount amounts within one Contract Year. No fee will be assessed for a systematic transfer.

VALUATION DAY
For each Subaccount, each day that the New York Stock Exchange is open for business except for certain holidays listed in this prospectus and on days when trading of shares within a Subaccount is sufficient to affect materially the value of the Subaccount.

VALUATION PERIOD
The period that starts at the close of regular trading on the New York Stock Exchange on any Valuation Day and ends at the close of regular trading on the next succeeding Valuation Day.

VARIABLE ACCOUNT
Provident Mutual Variable Annuity Separate Account.

VARIABLE ACCOUNT VALUE
The sum of all Subaccount Values.

                               TABLE OF EXPENSES

     The following information regarding expenses assumes that the entire Contract Account Value is in the Variable Account.

CONTRACT OWNER TRANSACTION EXPENSES

Sales Load Imposed on
  Premiums.................  None
Maximum Contingent Deferred
  Sales Charge (as a
  percentage of each
  premium payment
  surrendered, withdrawn,
  or annuitized)(1)........  7%
Optional Death Benefit
  Rider Charges (as a
  percentage of Variable
  Account Value)
  Step-up Rider............  0.25%
Transfer Processing Fee....  No fee for first twelve transfers in Contract Year.
                                $25 fee for each transfer thereafter during Contract Year.
Annual Administrative
  Fee(2)...................  $30 per Contract Year

VARIABLE ACCOUNT ANNUAL
  EXPENSES (AS A PERCENTAGE
  OF VARIABLE ACCOUNT
  VALUE)

Annual Annuity Charge......  1.40% (the Annual Annuity Charge includes mortality and expense risk fees and administrative fees and expenses)

                                                                   ALL PRO      ALL PRO      ALL PRO
                                         ALL PRO      ALL PRO       LARGE        SMALL        SMALL       EQUITY
                                          BROAD      LARGE CAP       CAP          CAP          CAP          500
                                         EQUITY       GROWTH        VALUE       GROWTH        VALUE        INDEX
                                        PORTFOLIO    PORTFOLIO    PORTFOLIO    PORTFOLIO    PORTFOLIO    PORTFOLIO
                                        ---------    ---------    ---------    ---------    ---------    ---------
MARKET STREET FUND
ANNUAL EXPENSES
  (as a percentage of average net
  assets)
Management Fees
  (Investment Advisory Fees)..........
Other Expenses (after
  reimbursement)......................
Total Fund Annual Expenses (after
  reimbursement)(3)...................

                                                        MID CAP                                 MONEY
                                      INTERNATIONAL     GROWTH      BALANCED       BOND        MARKET
                                        PORTFOLIO      PORTFOLIO    PORTFOLIO    PORTFOLIO    PORTFOLIO
                                      -------------    ---------    ---------    ---------    ---------
MARKET STREET FUND
ANNUAL EXPENSES
  (as a percentage of average net
  assets)
Management Fees
  (Investment Advisory Fees)........
Other Expenses (after
  reimbursement)....................
Total Fund Annual Expenses (after
  reimbursement)(3).................

                                                         EMERGING       GROWTH           NEW
                                                          GROWTH      WITH INCOME     DISCOVERY     RESEARCH
                                                         PORTFOLIO     PORTFOLIO      PORTFOLIO     PORTFOLIO
                                                         ---------    -----------     ---------     ---------
MFS VARIABLE INSURANCE
TRUST ("MFS TRUST")
ANNUAL EXPENSES(4)
  (as a percentage of average net assets)
Management Fees
  (Investment Advisory Fees).........................
12b-1 Fee............................................
Other Expenses (after reimbursement).................
Total Fund Annual Expenses (after
  reimbursement)(3)..................................

                                                          EQUITY        MANAGED
                                                         PORTFOLIO     PORTFOLIO
                                                         ---------     ---------
OCC ACCUMULATION TRUST
("OCC TRUST")
ANNUAL EXPENSES(4)
  (as a percentage of average net assets)
Management Fees
  (Investment Advisory Fees).........................
Other Expenses.......................................
Total Fund Annual Expenses...........................

                                                           HIGH          TOTAL
                                                           YIELD        RETURN
                                                           BOND          BOND
                                                         PORTFOLIO     PORTFOLIO
                                                         ---------     ---------
PIMCO VARIABLE INSURANCE TRUST
("PIMCO TRUST")
ANNUAL EXPENSES(4)
  (as a percentage of average net assets)
Management Fees
  (Investment Advisory Fees).........................
Other Expenses (after reimbursement).................
Total Fund Annual Expenses (after
  reimbursement)(3)..................................

                                                          MID CAP
                                                          GROWTH
                                                          FUND II
                                                         PORTFOLIO
                                                         ---------
STRONG VARIABLE INSURANCE FUNDS, INC.
("STRONG FUND")
ANNUAL EXPENSES(4)
  (as a percentage of average net assets)
Management Fees
  (Investment Advisory Fees).........................
Other Expenses (after reimbursement).................
Total Fund Annual Expenses (after
  reimbursement)(3)..................................

                                                        OPPORTUNITY
                                                          FUND II
                                                         PORTFOLIO
                                                        -----------
STRONG OPPORTUNITY FUND II, INC.
("STRONG OPPORTUNITY FUND")
ANNUAL EXPENSES(4)
  (as a percentage of average net assets)
Management Fees
  (Investment Advisory Fees).........................
Other Expenses (after reimbursement).................
Total Fund Annual Expenses (after
  reimbursement)(3)..................................

                                                                       WORLDWIDE      WORLDWIDE     WORLDWIDE
                                                         WORLDWIDE     EMERGING         HARD          REAL
                                                           BOND         MARKETS        ASSETS        ESTATE
                                                         PORTFOLIO     PORTFOLIO      PORTFOLIO     PORTFOLIO
                                                         ---------     ---------      ---------     ---------
VAN ECK WORLDWIDE INSURANCE TRUST
("VAN ECK TRUST")
ANNUAL EXPENSES(4)
  (as a percentage of average net assets)
Management Fees
  (Investment Advisory Fees).........................
Other Expenses (after reimbursement).................
Total Fund Annual Expenses (after
  reimbursement)(3)..................................

                                                                                         GROWTH
                                                        CONTRAFUND(R)     GROWTH      OPPORTUNITIES   OVERSEAS
                                                          PORTFOLIO      PORTFOLIO      PORTFOLIO     PORTFOLIO
                                                        -------------    ---------    -------------   ---------
VARIABLE INSURANCE
PRODUCTS FUND III
("VIP FUND III")
ANNUAL EXPENSES(4)
  (as a percentage of average net assets)
Management Fees
  (Investment Advisory Fees).........................
12b-1 Fee............................................
Other Expenses (after reimbursement).................
Total Fund Annual Expenses (after
  reimbursement)(3)..................................

     Premium taxes may be applicable, depending on the laws of your state.

     The above Table of Expenses is intended to assist you in understanding the costs and expenses that you will bear, directly or indirectly. Except as stated in the footnotes below, the Table reflects the expenses of the Variable Account and the Funds for the 2000 calendar year. The Contract described in this prospectus was first offered in year 2001. For a more complete description of costs and expenses, see "Charges and Deductions" and the prospectus for each Portfolio.
---------------
(1) A Contingent Deferred Sales Charge (also called a Surrender Charge) is deducted only if a premium payment is withdrawn or surrendered or applied to a Payment Option within 8 years of its being made. The maximum total surrender charge will not exceed 8 1/2% of the total premiums paid under the Contract. Subject to certain restrictions, after the first Contract Year, the amount that can be surrendered or withdrawn without charge is a percentage of the Contract Account Value at the start of the year less a Reduction Factor, which reflects the usage of the Free Withdrawal Amount in prior Contract Years (10% of the premium payments during the first Contract
    Year). (See "Surrender Charge.")
(2) The Annual Administrative Fee is waived where Contract Account Value is $100,000 or more.
(3) For certain Portfolios, certain expenses were reimbursed or fees waived during 2000. It is anticipated that expense reimbursement and fee waiver arrangements will continue past the current year. Absent the expense
    reimbursement, Total Fund Annual Expenses would have been      % for the
    Market Street Fund All Pro Small Cap Value Portfolio,      % for the PIMCO
    Total Return Bond Portfolio,      % for the Strong Mid Cap Growth Fund II
    Portfolio, and      % for the Van Eck Worldwide Real Estate Portfolio.
    Similar expense reimbursement and fee waiver arrangements were also in place for the other Portfolios and it is anticipated that such arrangements will continue past the current year. However, no expenses were reimbursed or fees waived during 2000 for these Portfolios because the level of actual expenses and fees did not exceed the thresholds at which the reimbursement and waiver arrangements would have become operative.
(4) The fee and expense information regarding the Funds was provided by the Funds and has not been independently verified by PMLIC. Market Street Fund is affiliated with PMLIC. None of the other Funds is affiliated with PMLIC.

EXAMPLES

     You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets, assuming that no optional death benefit rider was selected.

     1. If you surrender or annuitize your Contract at the end of the applicable time period:

SUBACCOUNT                                             1 YEAR    3 YEARS    5 YEARS    10 YEARS
----------                                             ------    -------    -------    --------
Market Street All Pro Broad Equity...................
Market Street All Pro Large Cap Growth...............
Market Street All Pro Large Cap Value................
Market Street All Pro Small Cap Growth...............
Market Street All Pro Small Cap Value................
Market Street Equity 500 Index.......................
Market Street International..........................
Market Street Mid Cap Growth.........................
Market Street Balanced...............................
Market Street Bond...................................
Market Street Money Market...........................
MFS Emerging Growth..................................
MFS Growth with Income...............................
MFS New Discovery....................................
MFS Research.........................................
OCC Equity...........................................
OCC Managed..........................................
PIMCO High Yield Bond................................
PIMCO Total Return Bond..............................
Strong Mid Cap Growth Fund II........................
Strong Opportunity Fund II...........................
Van Eck Worldwide Bond...............................
Van Eck Worldwide Emerging Markets...................
Van Eck Worldwide Hard Assets........................
Van Eck Worldwide Real Estate........................
VIP III Contrafund(R)................................
VIP III Growth.......................................
VIP III Growth Opportunities.........................
VIP III Overseas.....................................

     2. If you do not surrender or annuitize your Contract at the end of the applicable time period:

SUBACCOUNT                                             1 YEAR    3 YEARS    5 YEARS    10 YEARS
----------                                             ------    -------    -------    --------
Market Street All Pro Broad Equity...................
Market Street All Pro Large Cap Growth...............
Market Street All Pro Large Cap Value................
Market Street All Pro Small Cap Growth...............
Market Street All Pro Small Cap Value................
Market Street Equity 500 Index.......................
Market Street International..........................
Market Street Mid Cap Growth.........................
Market Street Balanced...............................
Market Street Bond...................................
Market Street Money Market...........................
MFS Emerging Growth..................................
MFS Growth with Income...............................
MFS New Discovery....................................
MFS Research.........................................
OCC Equity...........................................
OCC Managed..........................................
PIMCO High Yield Bond................................
PIMCO Total Return Bond..............................
Strong Mid Cap Growth Fund II........................
Strong Opportunity Fund II...........................
Van Eck Worldwide Bond...............................
Van Eck Worldwide Emerging Markets...................
Van Eck Worldwide Hard Assets........................
Van Eck Worldwide Real Estate........................
VIP III Contrafund(R)................................
VIP III Growth.......................................
VIP III Growth Opportunities.........................
VIP III Overseas.....................................

     The above Examples assume no transfer charges or premium taxes have been assessed. The Examples also assume that the Annual Administrative Fee is $30 and that the estimated average Contract Account Value per Contract is $30,000, which translates the Annual Administrative Fee into an assumed 0.10% charge for purposes of the Examples based on a $1,000 investment.

     THE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. THE ASSUMED 5% ANNUAL RETURN IS HYPOTHETICAL AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE ANNUAL RETURNS, WHICH MAY BE MORE OR LESS THAN THE ASSUMED AMOUNT.

                              FINANCIAL HIGHLIGHTS

     Because the Contracts were not offered for sale on or prior to December 31, 2000, condensed financial information is not available.

CONTRACT SUMMARY
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     This section is a summary of some of the more important points that you should know and consider before purchasing a Contract. We discuss these topics in greater detail later in this prospectus.

                                  THE CONTRACT

- PURCHASING A CONTRACT. The Contract is an individual flexible premium deferred variable annuity issued. The Contract allows you to invest on a tax-deferred basis for your retirement or other long-term purposes. We may sell Contracts in connection with retirement plans which qualify for special tax treatment (Qualified Contracts), as well as Contracts which do not qualify for special tax treatment (Non-Qualified Contracts).

To purchase a Contract, you must submit an Application and pay the minimum initial premium. We do not begin to make annuity payments until the Annuity Date.

- CANCELLATION (FREE-LOOK) PERIOD. You have the right to return the Contract within 10 days (or any longer period required by the laws of your state) after you receive it. If you return the Contract within the Cancellation Period, we will return a refund amount to you. In most states, the amount we return is:

     -> the Contract Account Value as of the date that we receive the returned
        Contract

        plus

     -> any charges that we may have deducted from premium payments or Contract
        Account Value.

In states where required, we will return the premiums that you paid.

- PREMIUMS. We require a minimum initial premium of at least $10,000. You may pay subsequent premiums at any time. For Non-Qualified Contracts, the minimum subsequent premium is $100. For Qualified Contracts, the minimum subsequent premium is $50. You may also select a planned periodic premium schedule, which specifies each planned premium amount and payment frequency.

- ALLOCATION OF NET PREMIUMS. We will allocate Net Premiums under a Contract as designated by you to one or more of the Subaccounts or to the Guaranteed Account, or to both. In states where you are guaranteed the return of your premium if you cancel during the Cancellation Period, all Net Premiums allocated to the Variable Account will be initially allocated to the Money Market Subaccount for a 15-day period. At the end of that period, we will allocate the amount in the Money Market Subaccount to your designated Subaccounts.

We invest the assets of each Subaccount solely in a corresponding Portfolio. The Contract Account Value (except for the Guaranteed Account Value) will vary according to the investment performance of the Portfolios in which your chosen Subaccounts invest. We credit interest to amounts in the Guaranteed Account at a guaranteed minimum rate of 3% per year, or at a higher current interest rate as we may declare.

- TRANSFERS. Before the Annuity Date, you may request a transfer of all or part of the amount in a Subaccount or the Guaranteed Account to another Subaccount or the Guaranteed Account, subject to certain restrictions. Each transfer must be at least $500 or the entire amount in the Subaccount or Guaranteed Account, if less. After twelve transfers during a Contract Year, we deduct a transfer processing fee of $25 for each additional transfer during that Contract Year. We only allow one transfer out of the Guaranteed Account each Contract Year. You must make this transfer within 30 days of the Contract Anniversary. We limit the amount that you can transfer from the Guaranteed Account. Systematic transfers do not count towards the number of transfers during a Contract Year.

- WITHDRAWALS. At any time before the Annuity Date, you may withdraw part of the Surrender Value, subject to certain limitations.

- SURRENDER. Upon Notice received at our Service Center before the Annuity Date, you may surrender the Contract in full and receive its Surrender Value. This Notice must include the proper form which you may obtain by contacting our Service Center.

- DEATH BENEFIT. If an Owner dies before the Annuity Date, we will pay the Beneficiary a death benefit. During the first eight Contract Years, the death benefit equals the greater of:

     -> Contract Account Value, or

     -> aggregate premiums paid reduced by the amount of all withdrawals
        (including Surrender Charges) prior to the date of death.

In Contract Years nine and later, the death benefit equals the greatest of:

     -> Contract Account Value, or

     -> aggregate premiums paid as of the eighth Contract Anniversary reduced by the amount of all withdrawals prior to the eighth Contract Anniversary plus aggregate premiums paid since that Anniversary reduced, for each withdrawal since that Anniversary, by the Withdrawal Adjustment Amount (as described below), or

     -> Contract Account Value on the eighth Contract Anniversary plus aggregate premiums paid since that Anniversary reduced, for each withdrawal since that Anniversary, by the Withdrawal Adjustment Amount.

The Withdrawal Adjustment Amount is determined by multiplying the death benefit prior to the withdrawal by the ratio of the amount of the withdrawal (including any Surrender Charge) to the Contract Account Value immediately prior to the withdrawal.

Notwithstanding the foregoing, if the Owner is 90 years old or older at the date of death, the death benefit is the Contract Account Value.

If any Owner dies before the Annuity Date, we must generally distribute the death benefit to the Beneficiary within five years after the date of death.

- STEP-UP RIDER. You may also elect a Step-up Rider, which provides a guaranteed minimum death benefit. The guaranteed minimum death benefit initially equals the Contract Account Value as of the first Contract Anniversary. We will reset or "step-up" the guaranteed minimum death benefit to the Contract Account Value, if greater, on the next Contract Anniversary. This "step-up" continues until the Contract Anniversary on or before the Owners' 85th birthday. We will also increase the proceeds upon death by an amount equal to aggregate premiums paid since the last Contract Anniversary. In the event of a withdrawal at any time, we reduce the guaranteed minimum death benefit by the same percentage that the withdrawal reduces the Contract Account Value. At no time will the death benefit proceeds be less than the Contract Account Value on the date we receive due proof of the Owner's death.

                             CHARGES AND DEDUCTIONS

$ SURRENDER CHARGE (CONTINGENT DEFERRED SALES CHARGE). We do not deduct any charge for sales expenses from premiums. However, if you surrender or annuitize your Contract or make certain withdrawals within eight years of making a premium payment, we will deduct a Surrender Charge from the premium payment when it is surrendered or withdrawn or applied to a Payment Option. The Surrender Charge is a percentage of each such premium payment ranging from 7% to 1% during the first eight years after the payment is made. The Surrender Charge applicable to each premium payment diminishes as the payment ages. A premium payment ages by Contract Year, such that it is in "year" 1 during the Contract Year in which it is received and in "year" 2 throughout the subsequent Contract Year and in "year" 3 throughout the Contract Year after that, etc.

Notwithstanding the foregoing, no Surrender Charge is applied to Contract Account Value withdrawn or surrendered during any Contract Year up to an amount equal to the Free Withdrawal Amount. For the first Contract Year, the Free Withdrawal Amount is 10% of the premium payments in the first Contract Year. For all other Contract Years, the Free Withdrawal Amount is a percentage of the Contract Account Value (ranging from 20% to 50%) at the start of that year less a Reduction Factor, which reflects the withdrawal of portions of the Free Withdrawal Amount in prior Contract Years. The Free Withdrawal Amount in any Contract Year (except the first Contract Year) will not be less than 10% of the Contract

Account Value at the start of the Contract Year. Also, no Surrender Charge applies if you annuitize your Contract as of the Maturity Date.

$ ANNUAL ADMINISTRATIVE FEE. On each Contract Anniversary prior to and including the Annuity Date, we deduct an Annual Administrative Fee of $30 from the Contract Account Value. We also deduct this charge on the Annuity Date if it is not a Contract Anniversary and upon surrender if the surrender occurs at any time other than on a Contract Anniversary. We currently do not charge this fee when the Contract Account Value is $100,000 or more as of the date that the fee would have been charged.

$ TRANSFER PROCESSING FEE. The first twelve transfers of amounts in the Subaccounts and the Guaranteed Account during each Contract Year are free. We assess a $25 transfer charge for each additional transfer during a Contract Year.

$ DAILY ANNUITY CHARGE. We deduct a daily Annuity Charge to compensate us for assuming certain mortality and expense risks and to cover some of the expense of administering the Contracts. On or prior to the Annuity Date, we deduct the charge from the assets of the Variable Account at an annual rate of 1.40%.

$ INVESTMENT ADVISORY FEES AND OTHER EXPENSES OF THE PORTFOLIOS. The investment experience of each Subaccount reflects the investment experience of the Portfolio which it holds. The investment experience of each Portfolio, in turn, reflects its investment advisory fees and other expenses. Please read the prospectus for each Portfolio for details.

$ CHARGES FOR OPTIONAL DEATH BENEFIT RIDERS. If You elect a Step-up Rider, we deduct a charge from Contract Account Value on the Contract Date and on the same day of each month thereafter. The charge is a percent of Contract Account Value and is deducted proportionately from Subaccount Values and Guaranteed Account Value under the Contract. The monthly charge is equal to 1/12 of 0.25%.

- PREMIUM TAXES. If state or other premium taxes apply to a Contract, we deduct such taxes either:

     -> from premiums as they are received, or

     -> from the Contract Account Value, upon a withdrawal from or surrender of the Contract, upon application of the Surrender Value to a Payment Option, or upon payment of a death benefit.

                               ANNUITY PROVISIONS

- ANNUITY DATE. We will apply the Surrender Value to a Payment Option on the Annuity Date. You may instead elect to receive the Surrender Value on the Annuity Date.

- PAYMENT OPTIONS. The Contract offers three Payment Options. The amount of the payments under them does not vary with the Variable Account's performance. They are:

     -> Life Annuity,

     -> Life Annuity with 10 Years Guaranteed, and

     -> Alternate Income Option.

     In addition, instead of choosing one of the Payment Options listed above, you may elect to receive payments in any other manner that is acceptable to us and permissible under applicable law.

                               FEDERAL TAX STATUS

     Generally, a distribution (including a surrender, withdrawal, or death benefit payment) may result in federal income tax liability. In certain circumstances, a penalty tax may apply.

     WE OFFER OTHER VARIABLE ANNUITIES THAT HAVE DIFFERENT DEATH BENEFITS, FEATURES, AND OPTIONAL PROGRAMS. THESE OTHER ANNUITIES HAVE DIFFERENT CHARGES THAT WOULD AFFECT SUBACCOUNT PERFORMANCE AND CONTRACT ACCOUNT VALUE. PLEASE CONTACT OUR SERVICE CENTER TO OBTAIN MORE INFORMATION ABOUT THESE ANNUITIES.

                 PMLIC, THE VARIABLE ACCOUNT AND THE PORTFOLIOS

PROVIDENT MUTUAL LIFE INSURANCE COMPANY (PMLIC)

     We are organized as a mutual life insurance company and are the issuer of the Contract. We were chartered by the Commonwealth of Pennsylvania in 1865. We are currently licensed to transact life insurance business in all states and the District of Columbia and Puerto Rico. At the end of 2000, we had total assets of
approximately $          .

     We are subject to regulation by the Insurance Department of the Commonwealth of Pennsylvania as well as by the insurance departments of all other states and jurisdictions in which we do business. We submit annual statements on our operations and finances to insurance officials in these states and jurisdictions. The forms for the Contract described in this prospectus are filed with and (where required) approved by insurance officials in each state and jurisdiction in which Contracts are sold.

     We are a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA members subscribe to a set of ethical standards involving the sales and service of individually sold life insurance and annuities. As a member of IMSA, we may use the IMSA logo and language in advertisements.

PROVIDENT MUTUAL VARIABLE ANNUITY SEPARATE ACCOUNT (VARIABLE ACCOUNT)

     The Provident Mutual Variable Annuity Separate Account is a separate investment account that we maintain. The Variable Account was established by our Board of Directors on October 19, 1992 under Pennsylvania law. We established the Variable Account to support the investment options under the Contract and other variable annuities. We have caused the Variable Account to be registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). This registration does not involve supervision by the SEC of the management or investment policies or practices of the Variable Account.

     We own the assets of the Variable Account. These assets, however, are legally separate from our other assets and are not part of our General Account. The portion of the assets of the Variable Account equal to the reserves or other Contract liabilities of the Variable Account will not be charged with liabilities that arise from any other business we conduct. We may transfer to our General Account any assets of the Variable Account which exceed the reserves and the Contract liabilities of the Variable Account (which will always be at least equal to the aggregate Contract Account Value allocated to the Variable Account under the Contracts).

     The Variable Account currently has      Subaccounts,      of which are
available under the Contract. They are: All Pro Broad Equity; All Pro Large Cap Growth; All Pro Large Cap Value; All Pro Small Cap Growth; All Pro Small Cap Value; Equity 500 Index; International; Mid Cap Growth; Balanced; Bond; Money Market; MFS Emerging Growth; MFS Growth with Income; MFS New Discovery; MFS Research; OCC Equity; OCC Managed; PIMCO High Yield Bond; PIMCO Total Return Bond; Strong Mid-Cap Growth; Strong Opportunity; Van Eck Worldwide Bond; Van Eck Worldwide Emerging Markets; Van Eck Worldwide Hard Assets; Van Eck Worldwide Real Estate; VIP III Contrafund(R); VIP III Growth; VIP III Growth Opportunities; and VIP III Overseas. The assets of each Subaccount are invested exclusively in shares of a corresponding Portfolio of a designated Fund.

     The income, gains, or losses, realized or unrealized, on the assets of each Subaccount of the Variable Account are credited to or charged against that Subaccount without regard to any other income, gains, or losses of PMLIC. The assets of each Subaccount may not be charged with liabilities arising out of any other business of PMLIC. PMLIC may accumulate in the Variable Account the charge for mortality expense and expense risks, gains and losses, and investment results applicable to those assets that are in excess of net assets supporting the Contracts.

THE FUNDS

     The Variable Account currently invests in Portfolios of various series-type Funds, eight of which are available under the Contracts; Market Street Fund; MFS Trust; OCC Trust; PIMCO Trust; Strong Fund; Strong Opportunity Fund; Van Eck Trust; and VIP III Fund (collectively, the "Funds"). Each of the

Funds is registered with the SEC under the 1940 Act as an open-end investment company. The SEC does not, however, supervise the management or the investment practices and policies of the Funds.

     The assets of each Portfolio are separate from the assets of the other Portfolios, and each Portfolio has separate investment objectives and policies. Each Portfolio, therefore, operates as a separate investment Portfolio and the investment performance of one Portfolio has no effect on the investment performance of any other Portfolio. The investment experience of each of the Subaccounts of the Variable Account depends on the investment performance of its corresponding Portfolio.

     Each of the Funds sells its shares to the Variable Account in accordance with the terms of a participation agreement between the Fund and us. The termination provisions of these agreements vary. If a participation agreement is terminated, the Variable Account will no longer be able to purchase additional shares of that Fund. In that event, you will not be able to allocate Contract Account Values or premium payments to Subaccounts investing in Portfolios of that Fund.

     In certain circumstances a Fund or a Portfolio may also refuse to sell its shares to the Variable Account for other reasons. If a Fund or a Portfolio refuses to sell its shares to the Variable Account, we will not be able to honor your request to allocate your Contract Account Value or premium payments to Subaccounts investing in shares of that Fund or Portfolio. Certain Subaccounts invest in Portfolios that have similar investment objectives and/or policies. Before choosing Subaccounts, you should carefully read the individual prospectuses for the Funds along with this prospectus.

     Some of the Portfolios available under the Contract present greater investment risks than other Portfolios because they invest in high yield securities (commonly known as junk bonds), foreign securities, small company stocks or other types of investments that present speculative risks. You should read the risk disclosure in the prospectuses for the Portfolios and be sure that your investment choice is appropriate in light of your investment goals.

MARKET STREET FUND

     The All Pro Broad Equity, All Pro Large Cap Growth, All Pro Large Cap Value, All Pro Small Cap Growth, All Pro Small Cap Value, Equity 500 Index, International, Mid Cap Growth, Balanced, Bond, and Money Market Subaccounts invest in shares of the Market Street Fund. This Fund currently issues eleven "series" or classes of shares, each of which represents interests in a separate Portfolio that corresponds to a Subaccount. Shares of each Portfolio currently are purchased and redeemed by the corresponding Subaccount. Shares of the All Pro Portfolios may not be currently available for sale in all states. If they are not yet available in your state, you may not allocate premiums to them until such time as they are available.

     The investment objectives/policies of the Market Street Fund Portfolios are summarized below.

              PORTFOLIO                               INVESTMENT OBJECTIVES/POLICIES
              ---------                               ------------------------------
ALL PRO BROAD EQUITY                   - Seeks long-term capital appreciation by investing
                                       primarily in equity securities of both larger and smaller
                                         companies included in the Wilshire 5000 Index that offer
                                         above-average potential for growth in the future.
ALL PRO LARGE CAP GROWTH               - Seeks to achieve long-term capital appreciation by
                                       investing primarily in equity securities of companies among the 750 largest by market capitalization at the time of
                                         purchase that the Subadvisers believe show potential for
                                         growth in future earnings.
ALL PRO LARGE CAP VALUE                - Seeks to provide long-term capital appreciation by
                                       investing primarily in undervalued equity securities of
                                         companies among the 750 largest by market capitalization
                                         at the time of purchase that the Subadvisers believe offer above-average potential for growth in future earnings.

              PORTFOLIO                               INVESTMENT OBJECTIVES/POLICIES
              ---------                               ------------------------------
ALL PRO SMALL CAP GROWTH               - Seeks to achieve long-term capital appreciation by
                                         investing primarily in equity securities of companies
                                         included in the Wilshire 5000 Equity Index at the time of
                                         purchase that the Subadvisers believe show potential for
                                         growth in future earnings.
ALL PRO SMALL CAP VALUE                - Seeks to provide long-term capital appreciation by
                                         investing primarily in undervalued equity securities of
                                         companies included in the Wilshire 5000 Equity Index at
                                         the time of purchase that the Subadvisers believe offer
                                         above-average potential for growth in future earnings.
EQUITY 500 INDEX                       - Seeks to provide long-term capital appreciation by
                                         investing primarily in common stocks included in the
                                         Standard & Poor's 500 Composite Stock Price Index.
INTERNATIONAL                          - Seeks long-term growth of capital primarily through
                                         investments in a diversified portfolio of marketable
                                         equity securities of established foreign companies.
MID CAP GROWTH                         - Seeks to achieve a high level of long-term capital
                                         appreciation by investing in securities of mid cap
                                         companies.
BALANCED                               - Seeks to realize as high a level of long-term total rate of return as is consistent with prudent investment risk by investing in both equities, such as stocks, and bonds.
BOND                                   - Seeks to generate a high level of current income
                                         consistent with prudent investment risk by investing in a
                                         diversified portfolio of marketable debt securities.
MONEY MARKET                           - Seeks to provide maximum current income consistent with
                                         capital preservation and liquidity by investing in
                                         high-quality money market instruments.

     Market Street Investment Management Company ("MSIM") serves as investment adviser for the Market Street Fund Portfolios. MSIM uses a "manager of managers" approach for the Market Street Fund Portfolios under which MSIM allocates each Portfolio's assets among one or more "specialist" investment Subadvisers. The Subadvisers for the Portfolios are as follows:

              PORTFOLIO                                        SUBADVISERS
              ---------                                        -----------
ALL PRO BROAD EQUITY                   - Alliance Capital Management L.P.
                                       - Sanford C. Bernstein & Co., LLC
                                       - Husic Capital Management
                                       - Reams Asset Management Company, LLC
ALL PRO LARGE CAP GROWTH               - Alliance Capital Management L.P.
                                       - Geewax Terker & Co.
ALL PRO LARGE CAP VALUE                - Mellon Equity Associates, LLP
                                       - Sanford C. Bernstein & Co., Inc.
ALL PRO SMALL CAP GROWTH               - Husic Capital Management
                                       - Lee Munder Investments Ltd.
ALL PRO SMALL CAP VALUE                - Reams Asset Management Company, LLC
                                       - Sterling Capital Management Company
EQUITY 500 INDEX                       - State Street Global Advisors
INTERNATIONAL                          - The Boston Company Asset Management, Inc.
MID CAP GROWTH                         - T. Rowe Price Associates, LLC

              PORTFOLIO                                        SUBADVISERS
              ---------                                        -----------
BALANCED PORTFOLIO                     - Fred Alger Management, Inc.
BOND                                   - Western Asset Management Company

MSIM manages the Money Market Portfolio without the services of a subadviser.

With respect to the Equity 500 Index Portfolio:

     "Standard & Poor's(R)", "S&P(R)", "S&P 500(R)", "Standard & Poor's 500", and "500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by PMLIC and its affiliates and subsidiaries. The Contract is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the Contract. See "Standard & Poor's" in the SAI which sets forth certain additional disclaimers and limitations of liabilities on behalf of S&P.

     In addition to the fee for the investment advisory services that is described in the Market Street Fund prospectus, each Portfolio of the Market Street Fund pays its own expenses generally, including brokerage costs, administrative costs, custodial costs, and legal, accounting and printing costs. However, PMLIC has entered into an agreement with the Market Street Fund whereby it will reimburse each Portfolio for all ordinary operating expenses, excluding advisory fees, in excess of an annual rate of 0.40% of the average daily net assets of each Portfolio, except the Equity 500 Index Portfolio and the International Portfolio. PMLIC will reimburse the Equity 500 Index Portfolio and the International Portfolio for all ordinary operating expenses, excluding advisory fees, in excess of an annual rate of 0.04% and 0.75%, respectively. It is anticipated that this agreement will continue. If it is terminated, Portfolio expenses may increase.

     MSIM and each of the Subadvisers discussed above are registered with the SEC as investment advisers under the Investment Advisers Act.

MFS VARIABLE INSURANCE TRUST

     The MFS Emerging Growth Series, MFS Growth with Income Series, MFS New Discovery Series, and MFS Research Series Subaccounts invest in shares of corresponding Portfolios of MFS Trust. MFS Trust offers insurance companies a selection of investment vehicles for variable annuity contracts and variable life insurance policies.

     MFS Trust issues a number of "series" or classes of shares, each of which represents an interest in a separate investment portfolio within MFS Trust. Four of the series are available for investment under the Contract: MFS Emerging Growth Series, MFS Growth with Income Series, MFS New Discovery Series, and MFS Research Series.

     The investment objectives/policies of each of these Portfolios are summarized below:

          PORTFOLIO                      INVESTMENT OBJECTIVES/POLICIES

MFS EMERGING GROWTH              - Seeks to provide long-term growth of capital
                                   by investing 65% of its total assets in
                                   common stocks and related securities, such as preferred stocks, convertible securities and depositary receipts for those securities, of emerging growth companies.

MFS GROWTH WITH INCOME           - Seeks to provide reasonable current income
                                   and long-term growth of capital and income by investing at least 65% of its total assets in common stocks and related securities, such as preferred stocks, convertible securities and depositary receipts for those securities, focusing on companies with larger capitalizations that have sustainable growth prospects and attractive valuations based on current and expected earnings or cash flow.

MFS NEW DISCOVERY                - Seeks to provide capital appreciation by
                                   investing at least 65% of its total assets in equity securities of emerging growth companies.

MFS RESEARCH                     - Seeks to provide long-term growth of capital
                                   and future income by investing at least 80% of its total assets in common stocks and related securities, such as preferred stocks, convertible securities, and depositary receipts, focusing on companies that the adviser believes have favorable prospects for long-term growth, attractive valuations based on current and expected earnings or cash flow, dominant or growing market share, and superior management.

     The Portfolios of MFS Trust are managed by Massachusetts Financial Services Company. This adviser is registered with the SEC as an investment adviser under the Investment Advisers Act.

OCC ACCUMULATION TRUST

     The OCC Equity Subaccount and the OCC Managed Subaccount invest in shares of corresponding portfolios of the OCC Trust. Shares of the OCC Trust are sold to separate accounts of life insurance companies established to fund variable annuity contracts.

     The OCC Trust currently has seven Portfolios, two of which are available for investment under the Contracts. Their investment objectives/policies are summarized below:

              PORTFOLIO                               INVESTMENT OBJECTIVES/POLICIES
              ---------                               ------------------------------
EQUITY                                 - Seeks long-term capital appreciation through investment in a diversified portfolio consisting primarily of equity
                                         securities selected on the basis of a value-oriented
                                         approach to investing.
MANAGED                                - Seeks growth of capital over time through investment in a portfolio consisting of common stocks, bonds, and cash
                                         equivalents, the percentages of which will vary over time
                                         based on the investment manager's assessments of relative
                                         investment values.

     OCC Trust receives investment advice with respect to each of its Portfolios from OpCap Advisors, a subsidiary of Oppenheimer Capital. Oppenheimer Capital is a subsidiary of PIMCO Advisors L.P. OpCap Advisors is registered as an investment adviser under the Investment Advisers Act.

PIMCO VARIABLE INSURANCE TRUST

     The PIMCO High Yield Bond Subaccount and the PIMCO Total Return Bond Subaccount invest in shares of corresponding Portfolios of PIMCO Trust. PIMCO Trust currently has thirteen investment portfolios, two of which are available for investment under the Contracts: High Yield Bond and Total Return Bond. Their investment objectives/policies are summarized below.

          PORTFOLIO                      INVESTMENT OBJECTIVES/POLICIES

HIGH YIELD BOND                  - Seeks to maximize total return, consistent
                                   with preservation of capital and prudent investment management.

TOTAL RETURN BOND                - Seeks to maximize total return, consistent
                                   with preservation of capital and prudent investment management.

     PIMCO Trust receives investment advice with respect to each of these Portfolios from Pacific Investment Management Company ("PIMCO"). PIMCO is registered as an investment adviser under the Investment Advisers Act.

STRONG VARIABLE INSURANCE FUNDS, INC.

     The Strong Mid Cap Growth Fund II Subaccount invests in shares of a corresponding Portfolio of the Strong Fund. Strong Fund offers insurance companies a selection of investment vehicles for variable annuity contracts and variable life insurance policies.

     Strong Fund issues a number of "series" or classes of shares, each of which represents an interest in a separate investment portfolio within the Strong Fund. One of the series is available for investment under the Contract: Strong Mid Cap Growth Fund II.

     The investment objectives/policies of this Portfolio are summarized below:

              PORTFOLIO                               INVESTMENT OBJECTIVES/POLICIES
              ---------                               ------------------------------
STRONG MID CAP GROWTH FUND II          - Seeks capital growth by investing at least 65% of its
                                       assets in stocks of medium-capitalization companies that the
                                         Portfolio's managers believe have favorable prospects for
                                         accelerating growth of earnings, but are selling at
                                         reasonable valuations based on earnings, cash flow, or
                                         asset value.

     Strong Mid Cap Growth Fund II is managed by Strong Capital Management, Inc. This adviser is registered with the SEC as an investment adviser under the Investment Advisers Act.

STRONG OPPORTUNITY FUND II, INC.

     The Strong Opportunity Fund II Subaccount invests in shares of a corresponding Portfolio of the Strong Opportunity Fund. Strong Opportunity Fund offers insurance companies a selection of investment vehicles for variable annuity contracts and variable life insurance policies.

     The investment objectives/policies of the Strong Opportunity Fund II are summarized below:

              PORTFOLIO                               INVESTMENT OBJECTIVES/POLICIES
              ---------                               ------------------------------
STRONG OPPORTUNITY FUND II             - Seeks capital growth by investing primarily in stocks of medium-capitalization companies that the Portfolio's
                                         managers believe are underpriced, yet have attractive
                                         growth prospects.

     Strong Opportunity Fund II is managed by Strong Capital Management, Inc.

VAN ECK WORLDWIDE INSURANCE TRUST

     The Van Eck Worldwide Bond, Van Eck Worldwide Emerging Markets, Van Eck Worldwide Hard Assets, and Van Eck Worldwide Real Estate Subaccounts of the Variable Account invest in shares of the corresponding Portfolios of the Van Eck Trust.

     The investment objectives/policies of the Portfolios of Van Eck Trust are summarized below:

              PORTFOLIO                               INVESTMENT OBJECTIVES/POLICIES
              ---------                               ------------------------------
WORLDWIDE BOND                         - Seeks high total return through a flexible policy of
                                       investing globally, primarily in debt securities. Total
                                         return consists of current income and capital
                                         appreciation. This Portfolio attempts to achieve its
                                         investment objective by taking advantage of investment
                                         opportunities in the United States as well as in other
                                         countries throughout the world where opportunities may be
                                         more rewarding and may emphasize either component of total return.

              PORTFOLIO                               INVESTMENT OBJECTIVES/POLICIES
              ---------                               ------------------------------
WORLDWIDE EMERGING MARKETS             - Seeks long-term capital appreciation by investing
                                       primarily in equity securities in emerging markets around
                                         the world.
WORLDWIDE HARD ASSETS                  - Seeks long-term capital appreciation by investing
                                       globally, primarily in "Hard Assets Securities." Hard Assets
                                         Securities include equity securities of Hard Asset
                                         Companies and securities, including structured notes,
                                         whose value is linked to the price of a Hard Asset
                                         commodity or a commodity index. Hard Asset Companies
                                         include companies that are directly or indirectly engaged
                                         to a significant extent in the exploration, development,
                                         production, or distribution of one or more of the
                                         following (together, Hard Assets): (a) precious metals,
                                         (b) ferrous and non-ferrous metals, (c) gas, petroleum,
                                         petrochemicals, or other hydrocarbons, (d) forest
                                         products, (e) real estate, and (f) other basic
                                         non-agricultural commodities. Income is a secondary
                                         consideration.
WORLDWIDE REAL ESTATE                  - Seeks to maximize total return by investing primarily in equity securities of domestic and foreign companies which
                                         are principally engaged in the real estate industry or
                                         which own significant real estate assets.

     The investment adviser for the Van Eck Worldwide Bond, Worldwide Hard Assets, and Worldwide Real Estate Portfolios is Van Eck Associates Corporation ("Van Eck Associates"). The investment adviser for the Van Eck Worldwide Emerging Markets Portfolio is Van Eck Global Asset Management (Asia) Limited, a wholly-owned investment adviser subsidiary of Van Eck Associates. Each of these advisers is registered with the SEC as an investment adviser under the Investment Advisers Act.

VARIABLE INSURANCE PRODUCTS FUND III

     The VIP III Contrafund(R) Subaccount, VIP III Growth Subaccount, VIP III Growth Opportunities Subaccount, and VIP III Overseas Subaccount invest in shares of corresponding Portfolios of the VIP III Fund. VIP III Fund offers insurance companies a selection of investment vehicles for variable annuity contracts and variable life insurance policies.

     VIP III issues a number of "series" or classes of shares, each of which represents an interest in a separate Portfolio within the VIP III Fund. Four of the VIP III Fund series are available for investment under the Contracts: the VIP III Contrafund(R) Portfolio, the VIP III Growth Portfolio, the VIP III Growth Opportunities Portfolio, and the VIP III Overseas Portfolio.

     The investment objectives/policies of these Portfolios are summarized below.

          PORTFOLIO                      INVESTMENT OBJECTIVES/POLICIES

VIP III CONTRAFUND(R)            - Seeks long-term capital appreciation by
                                   investing primarily in common stocks. Its investments may include securities of companies whose value it believes are not fully recognized by the public, securities of domestic and foreign issuers, growth stocks, and value stocks.

VIP III GROWTH                   - Seeks to achieve capital appreciation by
                                   investing primarily in common stocks. Its investments may include securities of companies it believes have above-average growth potential and securities of domestic and foreign issuers, growth stocks, and value stocks.

VIP III GROWTH OPPORTUNITIES     - Seeks to provide capital growth by investing
                                   primarily in common stocks, although its investments may also include other types of securities, such as: bonds, which may be lower-quality debt securities; securities of domestic and foreign issuers; growth stocks; and value stocks.

VIP III OVERSEAS                 - Seeks long-term growth of capital by
                                   investing at least 65% of total assets in foreign securities and investing primarily in common stocks. This Portfolio allocates its investments across countries and regions, considering the size of the market in each country and region relative to the size of the international market as a whole.

     The Portfolios of VIP III are managed by Fidelity Management & Research Company ("FMR"). On behalf of the VIP III Contrafund(R) Portfolio, VIP III Growth Opportunities Portfolio, and VIP III Overseas Portfolio, FMR has entered into sub-advisory agreements with Fidelity Management & Research (U.K.) Inc. ("FMR (U.K.)") and Fidelity Management & Research (Far East) Inc. ("FMR Far East"). FMR (U.K.) and FMR Far East provide research and investment recommendations with respect to companies based outside the United States. FMR (U.K.) primarily focuses on companies based in Europe; FMR Far East focuses primarily on companies based in Asia and the Pacific Basin. Fidelity International Investment Advisers (U.K.) and Fidelity International Investment Advisers ("FIIA") serve as subadvisers for the Overseas Portfolio.

     Each of these advisers is registered with the SEC as an investment adviser under the Investment Advisers Act.

     Each of these Portfolios utilizes Fidelity Investments Institutional Operations Company ("FIIOC"), an affiliate of FMR, to maintain the master accounts of the participating insurance companies. Under the transfer agent agreement with FIIOC, each Portfolio pays fees based on the type, size, and number of accounts in each Portfolio and the number of transactions made by shareholders of each Portfolio.

     Each Portfolio also has an agreement with Fidelity Service Co. ("Service"), an affiliate of FMR, under which each Portfolio pays Service to calculate its daily share prices and to maintain the portfolio and general accounting records of each Portfolio and to administer each Portfolio's securities lending program.

THERE IS NO ASSURANCE THAT ANY OF THE PORTFOLIOS WILL ACHIEVE ITS STATED OBJECTIVE.

     You should read the prospectuses for the Portfolios carefully before investing. You can find more detailed information about the Portfolios' investment objectives, policies and restrictions, expenses, investment advisory services, charges, and investment risks in the current prospectus for each Fund which accompanies this prospectus and the current SAI for each Fund.

     Certain Portfolios have investment objectives and policies similar to other investment portfolios or mutual funds managed by the same investment adviser or manager. The investment results of the Portfolios may be higher or lower than those of such other investment portfolios or mutual funds. We do not guarantee or make any representation that the investment results of any Portfolio will be comparable to that of any other investment portfolio or mutual fund, even those with the same investment adviser or manager.

     Some of the investment portfolios described in the prospectuses for the Funds are not available with the Contracts. We cannot guarantee that each Portfolio will always be available for the Contracts. In the unlikely event that a Portfolio is not available, we will do everything reasonably practicable to secure the availability of a comparable Portfolio. Shares of each Portfolio are purchased and redeemed at net asset value, without a sales charge.

     We may receive compensation from the investment adviser or a Fund (or affiliates thereof) in connection with administration, distribution, or other services provided with respect to the Funds and their availability through the Contracts. The amount of this compensation is based upon a percentage of the assets of the Fund attributable to the Contracts and other contracts issued by us. These percentages differ, and some advisers (or affiliates) may pay us more than others.

     Some of the Portfolios offered under the contract also pay 12b-1 fees to PMLIC or its affiliates. (See "Table of Expenses.") These fees may be paid in connection with the sale of shares of these Portfolios or in connection with the provision of shareholder support services. The payment of 12b-1 fees will reduce the Portfolios' performance. Additional information is provided in the Funds' prospectuses.

RESOLVING MATERIAL CONFLICTS

     The Funds are used as investment vehicles for variable life insurance policies and variable annuity contracts issued by PMLIC and Providentmutual Life and Annuity Company of America, a wholly-owned subsidiary of PMLIC, as well as other insurance companies offering variable life and annuity contracts. In addition, certain Funds available with the Contract may sell shares to retirement plans qualifying under section 401 of the Code. As a result, there is a possibility that a material conflict may arise between the interests of owners of variable life or variable annuity contracts, generally, or certain classes of owners, and the interests of the retirement plans or participants in retirement plans.

     We currently do not foresee any disadvantages to Owners resulting from the Funds selling shares in connection with products other than the Contracts or to retirement plans. However, there is a possibility that a material conflict may arise between Owners whose Contract Account Values are allocated to the Variable Account and other investors in the Portfolios, including retirement plans and the owners of variable life insurance policies and variable annuity contracts issued by other insurance companies. In the event of a material conflict, we will take any necessary steps, including removing the Portfolio as an investment option within the Variable Account, to resolve the matter. The Funds' Boards of Directors are also responsible for monitoring events in order to identify any material conflicts that possibly may arise and determine what action, if any, should be taken in response to any conflicts. You should read the Portfolios' prospectuses for more information.

ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

     We reserve the right, subject to applicable law, to make additions to, deletions from, or substitutions for the Portfolios available within the Variable Account. If the shares of any Portfolio are no longer available for investment, or for any other appropriate reason, we may redeem the shares, if any, of that Portfolio and substitute shares of another registered open-end management company. The substituted fund or portfolio may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future premiums, or both. We will not substitute any shares attributable to a Contract's interest in a Subaccount of the Variable Account without notice and prior approval of the SEC and state insurance authorities, to the extent required by the 1940 Act or other applicable law.

     Furthermore, we may close Subaccounts to allocations of premiums or Contract Account Value, or both, at any time in our sole discretion. The Funds, which sell their shares to the Subaccounts pursuant to participation agreements, also may terminate these agreements and discontinue offering their shares to the Subaccounts.

     We also reserve the right to establish additional Subaccounts, each of which would invest in shares corresponding to an existing or new Portfolio. Subject to applicable law and any required SEC approval, we may, in our sole discretion, establish new Subaccounts or eliminate one or more Subaccounts if marketing needs, tax considerations, or investment conditions warrant. Any new Subaccounts may be made available to existing Owners on a basis to be determined by us.

     If any of these substitutions or changes are made, we may by appropriate endorsement change the Contract to reflect the substitution or change. If we deem it to be in the best interest of Owners and Annuitants, subject to any approvals that may be required under applicable law, the Variable Account may be operated as a management company under the 1940 Act, deregistered under the 1940 Act if registration is no longer required, or combined with our other separate accounts.

                        DESCRIPTION OF ANNUITY CONTRACT

PURCHASING A CONTRACT

     To purchase a Contract, you must submit a completed Application with an initial premium payment to us at our Service Center. You may send the Application and initial premium to us through any licensed representative who is appointed by us and who is also a registered representative of 1717 Capital Management Company ("1717"), the principal underwriter for the Contract (as well as for other variable contracts). You may also send the Application and the initial premium to us through a broker-dealer that has a selling agreement with respect to the Contract.

     We may sell a Contract in connection with retirement plans. These retirement plans may, or may not, qualify for special tax treatment under the Code. See "Federal Tax Status -- Taxation of Qualified Contracts" for important information about purchasing a Qualified Contract.

CANCELLATION (FREE-LOOK) PERIOD

     The Contract provides for an initial Cancellation Period. You have the right to return the Contract within 10 days (or any longer period required by the laws of your state) after you receive it. When we receive the returned Contract at our Service Center, it will be canceled and, in most states, we will refund to the Owner an amount equal to: (1) your Contract Account Value as of the date that we receive the returned Contract, plus (2) any charges that we may have deducted from premium payments or your Contract Account Value. In states that require it, we will refund the premiums paid.

PREMIUMS

     We require a minimum initial premium of $10,000. You may pay subsequent premiums under the Contract at any time during the Annuitant's lifetime and before the Annuity Date. Any subsequent premium must be at least $100 for Non-Qualified Contracts and $50 for Qualified Contracts. We reserve the right, however, to not accept subsequent premium payments at any time for any reason.

     In your Application, you may select a planned periodic premium schedule based on a periodic billing mode of annual, semi-annual, or quarterly payment. You will receive a premium reminder notice at the specified interval. You may change the planned periodic premium frequency and amount. Also, under the automatic payment plan, you may select a monthly payment schedule under which premium payments will be automatically deducted from a bank account or other source rather than being "billed."

ALLOCATION OF NET PREMIUMS

     We must receive a complete Application with all relevant information and payment of the initial premium in order to process the Application. If the Application is complete, we will allocate the initial Net Premium among the Subaccounts and Guaranteed Account in accordance with your instructions in the Application as of a date not later than two business days after we receive the completed Application at our Service Center. (This allocation may be delayed for 15 days in some cases as discussed below.)

     If we receive an incomplete Application, we may retain the initial premium payment and contact you in order to complete the Application. If the Application is not completed within five business days of our receipt, we will explain the reason for the processing delay and the premium payment will be returned to you unless you consent to our retaining the premium payment until the Application is completed. When the Application is complete, we will allocate the initial Net Premium within two business days.

     You should designate in the Application how the initial Net Premium is to be allocated among the Subaccounts and the Guaranteed Account. As described above, in states where you are guaranteed a refund of premiums paid for cancellation during the Cancellation Period, the portion of the initial Net Premium which is to be allocated to the Subaccounts is allocated to the Money Market Subaccount for a 15-day period. After the expiration of such 15-day period, the amount in the Money Market Subaccount is allocated to your chosen Subaccounts based on the proportion that the allocation percentage for such Subaccount bears to the sum of the Subaccount allocation percentages. Any subsequent Net Premiums are allocated at the end of the Valuation Period in which the subsequent premium is received by us in the same manner, unless the allocation percentages are changed. Net Premiums are allocated in accordance with the allocation schedule in effect at the time the premium payment is received.

     Subaccount Values vary with the investment experience of the Subaccounts, and you bear the entire investment risk. You should periodically review your allocation schedule for Net Premiums in light of market conditions and your overall financial objectives.

VARIABLE ACCOUNT VALUE

     The Variable Account Value reflects the investment experience of the Subaccounts selected by you, any Net Premium payments, any withdrawals, any surrenders, any transfers, and any charges relating to the Subaccounts. There is no guaranteed minimum Variable Account Value, and, because the Variable Account Value on any future date depends upon a number of variables, it cannot be predicted.

     Calculation of Variable Account Value. The Variable Account Value is determined on each Valuation Day. This value is the aggregate of the values attributable to the Contract in each of the Subaccounts, determined for each Subaccount by multiplying the Subaccount's Accumulation Unit value on the relevant Valuation Date by the number of Subaccount Accumulation units allocated to the Contract, as described below.

     Accumulation Units. For each Subaccount, Net Premiums allocated to a Subaccount and amounts transferred to a Subaccount are converted into Accumulation Units. The number of Accumulation Units credited to a Contract is determined by dividing the dollar amount directed to each Subaccount by the value of the Accumulation Unit for that Subaccount for the Valuation Day as of which the allocation or transfer is made. Allocations and transfers to a Subaccount increase the number of Accumulation Units of that Subaccount credited to a Contract.

     Certain events reduce the number of Accumulation Units of a Subaccount credited to a Contract. Withdrawals or transfers from a Subaccount result in the cancellation of an appropriate number of Accumulation Units of that Subaccount, as do surrender of the Contract, payment of a death benefit, the application of Variable Account Value to a Payment Option on the Annuity Date, and the deduction of the Annual Administrative Fee or other charges. Accumulation Units are canceled as of the end of the Valuation Period in which we receive Notice regarding the event.

     Accumulation Unit Value. The Accumulation Unit value for each Subaccount was arbitrarily set when the Subaccount began operations. Thereafter, the Accumulation Unit value at the end of every Valuation Day is the Accumulation Unit value at the end of the previous Valuation Day multiplied by the net investment factor, as described below. The Subaccount Value for a Contract is determined on any day by multiplying the number of Accumulation Units of that Subaccount attributable to the Contract by the Accumulation Unit value for that Subaccount.

     Net Investment Factor. The net investment factor is an index applied to measure the investment performance of a Subaccount from one Valuation Period to the next. Each Subaccount has its own net investment factor which may be greater or less than one. The net investment factor for any Subaccount for any Valuation Period is determined by dividing (1) by (2) and subtracting (3) from the result, where:

     (1) is the result of:

        (a) the Net Asset Value Per Share of the Portfolio held in the Subaccount, determined at the end of the current Valuation Period; plus

        (b) the per share amount of any dividend or capital gain distributions made by the Portfolio held in the Subaccount, if the "ex-dividend" date occurs during the current Valuation Period; plus or minus

        (c) a per share charge or credit for any taxes reserved for, which is determined by us to have resulted from the operations of the Subaccount.

     (2) is the Net Asset Value Per Share of the Portfolio held in the Subaccount, determined at the end of the last prior Valuation Period.

     (3) is a daily factor representing the Annual Annuity Charge deducted from the Subaccount, adjusted for the number of days in the Valuation Period.

TRANSFER PRIVILEGE

     Before the Annuity Date, you may request a transfer of all or a part of the amount in a Subaccount to another Subaccount or to the Guaranteed Account, or transfer a part of an amount in the Guaranteed Account to one or more Subaccounts, subject to the restrictions below. The minimum transfer amount is the lesser of $500 or the entire Subaccount Value or the Guaranteed Account Value. A transfer request that would reduce the amount in a Subaccount or the Guaranteed Account below $500 is treated as a transfer request for the entire amount in that Subaccount or the Guaranteed Account.

     Transfers are made as of the day we receive Notice requesting the transfer. There is no limit on the number of transfers which can be made between Subaccounts or from a Subaccount to the Guaranteed Account. Only one transfer, however, may be made from the Guaranteed Account each Contract Year. (See "Transfers from Guaranteed Account.") The first twelve transfers during each Contract Year are free. Any unused free transfers do not carry over to the next Contract Year. A $25 Transfer Processing Fee will be assessed for the thirteenth and subsequent transfers during a Contract Year. For the purpose of assessing the fee, each request is considered to be one transfer, regardless of the number of Subaccounts or the Guaranteed Account affected by the transfer. The Transfer Processing Fee will be deducted from the amount being transferred.

     Telephone Transfers. We may accept telephone instructions from you or an authorized third party regarding transfers, dollar cost averaging, and automatic asset rebalancing, subject to the following conditions:

     1. You must complete and sign our telephone request form and send it to us. You also may authorize us in the Application or by Notice to act upon transfer instructions given by telephone.

     2. You may designate in the telephone request form a third party to act on your behalf in making telephone requests.

     We reserve the right to suspend telephone transfer privileges at any time, for any class of Contracts, for any reason.

     We will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. The procedures we follow for telephone transfers include requiring some form of personal identification prior to acting on instructions received by telephone, providing written confirmation of the transaction, and making a tape-recording of the instructions given by telephone. If we follow reasonable procedures we will not be liable for any losses due to unauthorized or fraudulent instructions. We, however, may be liable for losses if we do not follow reasonable procedures.

     Automatic Asset Rebalancing. You may elect Automatic Asset Rebalancing, which authorizes periodic transfers of amounts among the Subaccounts in order to achieve a particular percentage allocation among Subaccounts. The percentage allocations must be in whole numbers and amounts may be allocated only among the Subaccounts. No amounts will be transferred to or from the Guaranteed Account as a part of Automatic Asset Rebalancing. For example, if your premium allocation is 20% to the Guaranteed Account, 30% to Subaccount A, and 50% to Subaccount B, the rebalancing will allocate the values in the Subaccounts as 37.5% to Subaccount A and 62.5% to Subaccount B. The percentage allocation of your Contract Account Value for rebalancing is based on your premium allocation instructions in effect at the time of rebalancing. Any premium allocation instructions that you give us that differ from your then current premium allocation instructions are treated as a request to change your premium allocation instructions. You should note, however, that a request to transfer amounts among Subaccounts by Notice or telephone as described above is not treated as a new premium allocation instruction for these purposes, and will not affect future allocations pursuant to Automatic Asset Rebalancing.

     Once elected Automatic Asset Rebalancing begins at the beginning of the calendar quarter following the calendar quarter during which you make your election. You may change or terminate Automatic Asset Rebalancing by written instruction to us, or by telephone if you have previously authorized us to take telephone instructions. We reserve the right to suspend Automatic Asset Rebalancing at any time, for any class of Contracts, for any reason upon written notice to you.

     Advance Orders of Transfers. You may elect to request transfers of amounts from a Subaccount to the Money Market Subaccount in advance of the time that you want the transfers executed. To make this election, you must submit a written Advance Order form to our Service Center specifying a percentage amount of change in Subaccount Value at which shares in the specified Subaccount should be sold and the proceeds transferred to the Money Market Subaccount. After you have submitted the written Advance Order form, you may place or cancel an Advance Order by calling our Service Center. We measure the percentage change in a Subaccount Value by reference to the net investment factor for the specified Subaccount, as measured using the Accumulation Unit value as of the Valuation Period next ended after receipt of the Advance Order at the Service Center. We execute the transfer when the Accumulation Unit value for that Subaccount increases or decreases by at least the percentage that you specify.

     Once received at the Service Center, an Advance Order remains in effect until canceled or superseded by a subsequent Advance Order for a transfer out of the same Subaccount. We do not currently asses a charge for Advance Orders, but reserve the right to charge for this service. In addition, we may terminate the Advance Order privilege or change its terms at any time by providing written notice to you at least 15 days in advance of the termination or modification.

DOLLAR COST AVERAGING

     The Dollar Cost Averaging program enables you to systematically and automatically transfer, on a monthly basis, specified dollar amounts from a designated Subaccount to other Subaccounts. By allocating specified dollar amounts periodically rather than at one time, you may be less susceptible to the impact of market fluctuations. We, however, make no guarantee that Dollar Cost Averaging will result in a profit or protect against loss.

     You may elect Dollar Cost Averaging for a period from 6 to 36 months. To qualify for Dollar Cost Averaging, the following minimum amount must be allocated to your designated Subaccount: 6 months -- $3,000 (for IRA contracts:
$2,000); 12 months -- $6,000; 18 months -- $9,000; 24 months -- $12,000; 30 months -- $15,000; 36 months -- $18,000. At least $500 must be transferred from the designated Subaccount each month. The amount required to be allocated to the designated Subaccount can be made as an initial or subsequent investment or by transferring amounts into the designated Subaccount from the other Subaccounts or from the Guaranteed Account (which may be subject to certain restrictions). (See "Transfers from Guaranteed Account.")

     You may participate in this program by completing the authorization on the Application or at any time after the Contract is issued by properly completing an election form and returning it to us by the beginning of the month. You must also verify that the required minimum amount is in the designated Subaccount. Dollar Cost Averaging transfers may not commence until the later of (1) 30 days after the Contract Date and (2) five days after the end of the Cancellation Period.

     After you make the election, transfers from a Subaccount are processed monthly until the number of designated transfers have been completed, the value of the Subaccount is completely depleted, or you instruct us in writing to cancel the monthly transfers.

     Transfers made under the Dollar Cost Averaging program will not count toward the twelve transfers permitted each Contract Year without the Transfer Processing Fee. We reserve the right to discontinue offering automatic transfers upon 30 days' written notice to you.

WITHDRAWALS AND SURRENDER

     Withdrawals. At any time before the Annuity Date, you may withdraw part of the Surrender Value. With Qualified Contracts, the terms of the related retirement plan may impose additional withdrawal restrictions on participants. For information regarding these additional restrictions, you should consult your plan administrator.

     The minimum amount which may be withdrawn under a Contract is $500; the maximum amount is that which would leave a Surrender Value of not less than $10,000. We will treat a withdrawal request which would reduce the amount in a Subaccount or in the Guaranteed Account below $500 as a request for full withdrawal of the amount in that Subaccount or the Guaranteed Account. We will withdraw the amount requested from the Contract Account Value as of the day Notice for the withdrawal is received at our Service Center. Any applicable Surrender Charge is deducted from the remaining Contract Account Value. (See "Surrender Charge.")

     You may specify the amount to be withdrawn from certain Subaccounts or Guaranteed Account Options for the withdrawal. If you do not so specify or if the amount in the designated Subaccounts or Guaranteed Account Options is inadequate to comply with the request, the withdrawal is made from each Subaccount and the Guaranteed Account Option based on the proportion that the value in such account bears to the Contract Account Value immediately before the withdrawal.

     A withdrawal may have adverse federal income tax consequences. (See "Federal Tax Status.")

     Systematic Withdrawals. Through the Systematic Withdrawal Plan, you may pre-authorize a periodic exercise of the withdrawal right described in the Contract. You may elect the plan at the time of your Application by completing the authorization on the Application form and making a minimum initial premium payment of $15,000. After the Contract is issued, you may elect the plan by properly completing the election form if the Contract Account Value is at least $15,000. Certain federal income tax consequences may apply to systematic withdrawals from the Contract. You should, therefore, consult with your tax adviser before participating in the Systematic Withdrawal Plan.

     Under the Systematic Withdrawal Plan, you can instruct us to withdraw a level dollar amount from the Contract on a monthly or quarterly basis. Withdrawals begin on the monthly or quarterly date following our receipt of the request. The minimum withdrawal is $100 monthly or $300 quarterly. The Free Withdrawal Amount which may be withdrawn under the plan during the first Contract Year is 10% of the premiums paid in the first Contract Year if elected at the time of your Application. For subsequent years, the Free Withdrawal Amount is a percentage of the Contract Account Value at the start of the year, less a Reduction Factor. We will notify you if the total amount to be withdrawn in a subsequent Contract Year exceeds the Free Withdrawal Amount for that Contract Year. Unless you instruct us to reduce the withdrawal amount for that year so that it does not exceed the Free Withdrawal Amount, we will continue to process withdrawals for the designated amount. Once the amount of the withdrawals exceeds the Free Withdrawal Amount for that Contract Year, we will deduct the applicable Surrender Charge from the remaining Contract Account Value. (See "Surrender Charge.")

     We will pay you the amount requested each month or quarter and make withdrawals from the Subaccounts and the Guaranteed Account based on the proportion that the value in each Subaccount and Guaranteed Account bears to the Contract Account Value immediately prior to the withdrawal.

     As stated, withdrawals under the Systematic Withdrawal Plan that do not exceed the Free Withdrawal Amount for the Contract Year are not subject to a Surrender Charge. Notwithstanding any other Surrender Charge rules (see "Surrender Charge"), any other withdrawal in a year when the Systematic Withdrawal Plan has been utilized is subject to the Surrender Charge. If an additional withdrawal is made from a Contract participating in the plan, systematic withdrawals will automatically terminate and may only be reinstated on or after the beginning of the next Contract Year pursuant to a new request.

     You may discontinue systematic withdrawals at any time upon Notice to us. We reserve the right to discontinue offering systematic withdrawals upon 30 days' written notice to you.

     Charitable Remainder Trust Rider. You may elect a Charitable Remainder Trust Rider, which combines: (1) an extended Maturity Date to the Contract Anniversary nearest the Annuitant's age 100, unless a lump sum payment of Surrender Value is elected; and (2) a revised Surrender Charge/withdrawal provision. A Charitable Remainder Trust Rider allows income to be distributed and the payment of trustee fees and charges. The Rider only applies the appropriate Surrender Charge to withdrawals or surrenders during a Contract Year that exceed the greater of: (1) the Free Withdrawal Amount for the Contract Year; or (2) any amounts in excess of the total premiums paid. There will be no limit on the number of withdrawals occurring in any Contract Year.

     Surrender. At any time before the Annuity Date you may request a surrender of the Contract for its Surrender Value. (See "Surrender Charge.") The surrender request must be on the proper form which can be requested from our Service Center. The proceeds paid to you will equal the Surrender Value less any withholding taxes. The Surrender Value will be determined on the date Notice of surrender and the Contract are received at our Service Center. The Surrender Value will be paid in a lump sum unless you request payment under a Payment Option. A surrender may have adverse federal income tax consequences. (See "Federal Tax Status.")

     Restrictions on Distributions from Certain Contracts. There are certain restrictions on surrenders of and withdrawals from Contracts used as funding vehicles for section 403(b) retirement plans. Section 403(b)(11) of the Code restricts the distribution under section 403(b) annuity contracts of: (1) elective contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings in those years on amounts held as of the last year beginning before January 1, 1989. Distributions of those amounts may only occur upon the death of the employee, attainment of age 59 1/2, separation from service, disability, or financial hardship. In addition, income attributable to elective contributions described in (2) and (3) above may not be distributed in the case of hardship.

     In the case of other types of Qualified Contracts, federal tax law imposes other restrictions on the form and manner in which benefits may be paid. Likewise, the terms of retirement plans funded by Qualified Contracts also may impose restrictions on the ability of participants to take distributions from the Contracts.

     Contract Termination. We may end your Contract and pay the Surrender Value to you if, before the Annuity Date, all of these events simultaneously exist;

     1. no premiums have been paid for at least two years;

     2. the Contract Account Value is less than $2,000; and

     3. the total premiums paid, less any partial withdrawals, are less than $2,000.

     We will mail you a notice of our intention to end your Contract at least six months in advance. The Contract will automatically terminate on the date specified in the notice, unless we receive an additional premium payment before the termination date specified in the notice. This additional premium payment must be equal to at least the minimum additional amount required by us. (Termination of the Contract under this provision is not permitted in New Jersey.)

DEATH BENEFIT BEFORE ANNUITY DATE

     Death of Annuitant. If an Annuitant dies before the Annuity Date, the Owner becomes the new Annuitant. If more than one individual owns the Contract, the youngest Owner becomes the Annuitant. If any Owner is not an individual, then the death of an Annuitant is treated as the death of an Owner (see below).

     Death of Owner. If an Owner dies on or after the Annuity Date, any surviving joint Owner becomes the sole Owner. If there is no surviving Owner, the Beneficiary becomes the new Owner. If an Owner dies on or after the Annuity Date, any remaining payments must be distributed at least as rapidly as under the Payment Option in effect on the date of such death.

     If an Owner dies before the Annuity Date, any surviving joint Owner becomes the Beneficiary. We pay the Beneficiary a death benefit. Beneficiaries have the following options with regard to the death benefit:

     1. elect to receive the death benefit in a single lump sum within 5 years of the deceased Owner's death; or

     2. elect to have the death benefit paid under a Payment Option provided that: (a) annuity payments begin within one year of the deceased Owner's death, and (b) annuity payments are made in substantially equal installments over the life of the Beneficiary or over a period not greater than the life expectancy of the Beneficiary; or

     3. if the Beneficiary is the spouse of the deceased Owner, he or she may (by Notice within one year of the Owner's death), elect to continue the Contract as the new Owner. If the spouse so elects, all his or her rights as a Beneficiary cease and if the deceased Owner was also the sole Annuitant, he or she becomes the Annuitant. The spouse is deemed to have made the election to continue the Contract if he or she makes no election before the expiration of the one year period or if he or she makes any premium payments under the Contract.

If a Beneficiary is not the spouse of the deceased Owner: (1) options 1 and 2 above apply even if the Annuitant is alive at the time of the deceased Owner's death; (2) if the new Owner is not a natural person, only option 1 is available;
(3) if no election is made within 60 days of the deceased Owner's death, option 1 above is deemed to have been elected; and (4) if the Beneficiary dies before the payments required by options 1 or 2 above are complete, the entire remaining Contract Account Value is distributed in one sum immediately.

     If there is more than one Beneficiary, the foregoing provisions apply independently to each Beneficiary.

     If the Owner is not an individual, the Annuitant, as determined in accordance with section 72(s) of the Code, is treated as Owner for purposes of these distribution requirements, and any changes in the Annuitant are treated as the death of the Owner.

     Other rules may apply to a Qualified Contract.

     Death Benefit. Upon the death of any Owner before the Annuity Date, we will pay the Beneficiary a death benefit. During the first eight Contract Years, the death benefit equals the greater of:

     - Contract Account Value; or

     - aggregate premiums paid reduced by the amount of all withdrawals prior to the date of death (including any applicable Surrender Charges).

In Contract Years nine and later, the death benefit equals the greatest of:

     - Contract Account Value; or

     - aggregate premiums paid as of the eighth Contract Anniversary reduced by the amount of all withdrawals prior to the eighth Contract Anniversary plus aggregate premiums paid since that Anniversary reduced, for each withdrawal since that Anniversary, by the Withdrawal Adjustment Amount (as described below); or

     - Contract Account Value on the eighth Contract Anniversary plus aggregate premiums paid since that Anniversary reduced, for each withdrawal since that Anniversary, by the Withdrawal Adjustment Amount.

The Withdrawal Adjustment Amount is determined by multiplying the death benefit prior to the withdrawal by the ratio of the amount of the withdrawal (including any Surrender Charge) to the Contract Account Value immediately prior to the withdrawal.

     Notwithstanding the foregoing, if the Owner is 90 years old or older at the date of death, the death benefit is the Contract Account Value.

     If there are multiple Owners, then the age of the oldest Owner is used to determine the death benefit. Also, if there are multiple Owners, then upon the death of one Owner before the Annuity Date, the surviving Owner becomes the Beneficiary. Where a Contract has only one Owner, and either the designated Beneficiary has died before that Owner or that Owner did not designate a Beneficiary, then the Owner's estate is the Beneficiary.

     The death benefit is computed as of the date on which we receive Notice and proof of death and all necessary claim forms at our Service Center. Any excess of the death benefit over the Contract Account Value is allocated among the Subaccounts and the Guaranteed Account Options according to the premium allocation schedule in effect until the Beneficiary elects option 1, 2, or 3 above.

ALTERNATE DEATH BENEFIT RIDERS

     In lieu of the death benefit described above, for an additional charge, an Owner may, when the Contract is issued, elect the following optional death benefit rider.

     Step-up Rider. At the time a Contract is issued, you may elect the Step-up Rider for an Annuitant who is age 0-70. The Step-up Rider provides a guaranteed minimum death benefit equal to the Contract Account Value as of the Contract Anniversary and is reset every year to the Contract Account Value on the next Contract Anniversary, if greater. This reset continues until the Contract Anniversary on or before the Owner's 85th birthday. Premiums paid since the last Contract Anniversaries are also included in the death benefit proceeds. A reduction in the guaranteed minimum death benefit for any withdrawal will be based on the proportion of the withdrawal to the Contract Account Value. At no time will the death benefit proceeds be less than either the Contract Account Value on the date we receive due proof of the Owner's death or the sum of premiums paid, less any withdrawals, including applicable Surrender Charges.

THE ANNUITY DATE

     Subject to our approval and state law you select the Annuity Date. You may select any Annuity Date except that the latest Annuity Date is the Maturity Date. If you do not select an Annuity Date, the Maturity Date is the Annuity Date.

     Surrender Value is applied to purchase a Payment Option as of the Annuity Date. If, however, the Maturity Date is the Annuity Date, then Contract Account Value is applied to purchase a Payment Option. In the event that you do not select a Payment Option, Surrender Value (or the Contract Account Value, if the Annuity Date is the Maturity Date) is applied under the Life Annuity with Ten Year Certain Payment Option.

     You may change the Annuity Date subject to these limitations:

     1. Notice is received at least 30 days before the Maturity Date;

     2. The new Annuity Date is at least 30 days after we receive the change request;

     3. The new Annuity Date is not the 29th, 30th, or 31st day of a month; and

     4. The new Annuity Date is not later than the Maturity Date.

PAYMENTS

     Any withdrawal, the Surrender Value, or the death benefit will usually be paid within seven calendar days of receipt of written request or receipt and filing of any necessary due proof of death. Payments may be postponed, however, if:

     1. the New York Stock Exchange is closed, other than customary weekend and holiday closings, or trading on the exchange is restricted as determined by the SEC; or

     2. the SEC permits by an order the postponement for the protection of Owners; or

     3. the SEC determines that an emergency exists that would make the disposal of securities held in the Variable Account or the determination of the value of the Variable Account's net assets not reasonably practicable.

     If a recent check or draft has been submitted, we have the right to defer payment until such check or draft has been honored.

     We have the right to defer payment of any withdrawal, surrender, or transfer from the Guaranteed Account for up to six months from the date of receipt of Notice for a withdrawal, surrender, or transfer. If payment is not made within 30 days after our receipt of documentation necessary to complete the transaction, or any shorter period required by a particular jurisdiction, interest will be added to the amount paid from the date of receipt of documentation at an annual rate of 3% or such higher rate required for a particular state.

MODIFICATION

     Upon notice to you, we may modify the Contract, if a modification:

     1. is necessary so that the Contract, our operations, or the operations of the Variable Account comply with any applicable laws or regulations; or

     2. is necessary to assure the continued qualification of the Contract under the Code or other federal or state laws relating to retirement annuities or variable annuity contracts; or

     3. is necessary to reflect a change in the operation of the Variable Account; or

     4. provides other Subaccounts and/or Guaranteed Account Options.

     In the event of a modification, we will make appropriate endorsement to the Contract.

REPORTS TO CONTRACT OWNERS

     At least quarterly, we will mail to you, at your last known address of record, a report containing the Contract Account Value and Surrender Value of the Contract and any further information required by and applicable law or regulation.

CONTRACT INQUIRIES

     Inquiries regarding a Contract may be made by writing to us at our Service Center.

                             THE GUARANTEED ACCOUNT

     You may allocate some or all of the Net Premiums and transfer some or all of the amounts in the Subaccounts to the Guaranteed Account, which is part of our General Account. The Guaranteed Account pays interest at declared rates that are guaranteed for each calendar year and must be at least 3%. The principal, after deductions, is also guaranteed. Our General Account supports our insurance and annuity obligations. The Guaranteed Account has not, and is not required to be, registered with the SEC under the Securities Act of 1933, and neither the Guaranteed Account nor our General Account has been registered as an investment company under the 1940 Act. Neither our General Account, the Guaranteed Account, nor any interests therein are generally subject to regulation under these laws. The disclosures relating to these accounts which are included in this prospectus are for your information and have not been reviewed by the SEC. These disclosures, however, may be subject to certain generally applicable provisions of federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

     The portion of the Contract Account Value allocated to the Guaranteed Account will be credited with rates of interest, as described below. Since the Guaranteed Account is part of our General Account, we assume the risk of investment gain or loss on this amount. All assets in the General Account are subject to our general liabilities from business operations.

MINIMUM GUARANTEED AND CURRENT INTEREST RATES

     The Guaranteed Account Value is guaranteed to accumulate at a minimum effective annual interest rate of 3%. We intend to credit the Guaranteed Account Value with current rates in excess of this minimum guarantee but we are not obligated to do so. These current interest rates are influenced by, but do not necessarily correspond to, prevailing general market interest rates. Since we anticipate changing the current interest rate in our discretion from time to time, different allocations to the Guaranteed Account Value are credited with different current interest rates. The interest rate credited to each amount or transferred to the Guaranteed Account will apply to the earlier of (1) the time remaining for the Guaranteed Account Option selected, or (2) 12 months. At the end of this period, we will determine a new current interest rate on the amount and any accrued interest thereon (which may be a different current interest rate from the current interest rate on new allocations to the Guaranteed Account on that date). The rate declared on this amount and any accrued interest thereon at the end of the period of a Guaranteed Account Option will be guaranteed for a subsequent specified period. Any interest credited on the amounts in the Guaranteed Account in excess of the minimum guaranteed effective annual interest rate of 3% per year will be determined in our sole discretion. You assume the risk that interest credited may not exceed the guaranteed minimum rate.

     We may offer Guaranteed Account Options to be used solely for Dollar Cost Averaging. The Options would only be available for the allocation of new Net Premium payments at the time we receive them at our Service Center. Transfers of any portion of the Contract Account Value into these options is not permitted. Use of these Options for Dollar Cost Averaging requires that the Net Premium payments and associated interest be fully transferred by the end of a specified period. If the Dollar Cost Averaging is canceled or the amount being automatically transferred is reduced, the remaining balance will be transferred to the Money Market Subaccount. You may transfer amounts allocated to these Guaranteed Account Options to a Subaccount and any other permitted Guaranteed Account Options at any time.

     For purposes of crediting interest and deducting charges, the Guaranteed Account uses a last-in, first-out method (i.e., LIFO) of accounting for allocations of Net Premium payments and for transfers of Contract Account Value.

TRANSFERS FROM GUARANTEED ACCOUNT

     Within 30 days before or after any Contract Anniversary, you may make one transfer from the Guaranteed Account (except for Guaranteed Account Options used for Dollar Cost Averaging) to any or all of the Subaccounts. The amount transferred from the Guaranteed Account may not exceed 25% of the Guaranteed Account Value (exclusive of the Guaranteed Account Value attributable to Guaranteed Account Options used for Dollar Cost Averaging) on the date of transfer, unless the balance after the transfer is less than $500, in which case the entire amount will be transferred. Subject to the next paragraph, if Notice for a transfer is received before a Contract Anniversary, the transfer will be made as of the Contract Anniversary; if Notice for a transfer is received within 30 days after the Contract Anniversary, the transfer will be made as of the date we receive Notice at our Service Center.

PAYMENT DEFERRAL

     We may defer payment of any withdrawal, cash surrender, or transfer from the Guaranteed Account for up to six months from the date of our receipt of the Notice for withdrawal, surrender, or transfer.

                             CHARGES AND DEDUCTIONS

SURRENDER CHARGE (CONTINGENT DEFERRED SALES CHARGE)

     General. We do not deduct a charge for sales expense from premiums at the time they are paid. Within certain time limits described below, however, a Surrender Charge (contingent deferred sales charge) is deducted from the Contract Account Value if a withdrawal is made or a Contract is surrendered before the Annuity Date or if Contract Account Value is applied to a Payment Option. If the Surrender Charge is insufficient to cover sales expenses, the loss will be borne by us; conversely, if the amount of the Surrender Charge is more than our sales expenses, the excess will be retained by us. We do not currently believe that the Surrender Charges will cover the expected costs of distributing the Contracts. Any shortfall will be made up from our general assets, which may include proceeds derived from Annuity Charges.

     Charges For Withdrawal or Surrender. The Surrender Charge is equal to the percentage of each premium payment surrendered or withdrawn (or applied to a Payment Option on the Annuity Date) as specified in the table below. The Surrender Charge is separately calculated and applied to each premium payment at any time that the payment (or part of the payment) is surrendered or withdrawn (or applied to a Payment Option on the Annuity Date). No Surrender Charge applies to premium payments applied to a Payment Option on the Maturity Date. No Surrender Charge applies to Contract Account Value representing the Free Withdrawal Amount or to Contract Value in excess of aggregate premium payments (less prior withdrawals of premium payments). The Surrender Charge is calculated using the assumption that Contract Account Value is withdrawn in the following order: (1) the Free Withdrawal Amount for that Contract Year, (2) premium payments, and (3) any remaining Contract Account Value. In addition, the Surrender Charge is calculated using the assumption that premium payments are withdrawn on a first-in, first-out basis.

     The Surrender Charge applicable to each premium payment diminishes as the payment ages. A premium payment ages by Contract Year, such that it is in "year" 1 during the Contract Year in which it is received and in "year" 2 throughout the subsequent Contract Year and in "year" 3 throughout the Contract Year after that etc.

             AGE OF EACH PREMIUM
          PAYMENT IN CONTRACT YEARS                               CHARGE
          -------------------------                               ------
                      1                                            7.0%
                      2                                            7.0%
                      3                                            6.0%
                      4                                            5.0%
                      5                                            4.0%
                      6                                            3.0%
                      7                                            2.0%
                      8                                            1.0%
                 9 and over                                        0.0%

     In no event will the total Surrender Charges assessed under a Contract exceed 8 1/2% of the total gross premiums received under the Contract.

     When a Contract is surrendered, the Surrender Charge is deducted from the Contract Account Value in determining the Surrender Value. For a withdrawal, the Surrender Charge is deducted from the Contract Account Value remaining after the amount requested is withdrawn.

     Free Withdrawal Amount. During the first Contract Year, the Free Withdrawal Amount is 10% of the premium payments made in the first Contract Year. For all other Contract Years, the Free Withdrawal Amount is a percentage of the Contract Account Value at the start of the year less a Reduction Factor, which adjusts the Free Withdrawal Amount to take into account withdrawals of the Free Withdrawal Amount in prior Contract Years. The percentage is 20% in the second Contract Year and increases by 10% per year until it reaches a maximum of 50% in the fifth Contract Year. The Reduction Factor for the second Contract Year is a ratio of the free withdrawals made in the first Contract Year to the premium payments in that year expressed as a percentage. The Reduction Factor for each subsequent Contract Year is the Reduction Factor for the prior Contract Year plus the ratio of the free withdrawals made in the prior Contract Year to the Contract Account Value at the beginning of the prior Contract Year expressed as a percentage. The Free Withdrawal Amount in any year will not be less than 10% of the Contract Account Value at the start of the Contract Year.

     The Free Withdrawal Amount is cumulative from Contract Year to Contract Year. If the Contract is surrendered and there have been no prior withdrawals during such Contract Year, no Surrender Charge applies to the amount of the surrender up to the Free Withdrawal Amount as of the beginning of that Contract Year. If a withdrawal is made during a Contract Year in which one or more withdrawals have been made, the remaining Free Withdrawal Amount is equal the total Free Withdrawal Amount available for that Contract Year (the Contract Value at the start of that year less the Reduction Factor) less the total amount previously withdrawn during that Contract Year without imposition of the Surrender Charge.

ADMINISTRATIVE CHARGES

     Annual Administrative Fee. On each Contract Anniversary prior to and including the Annuity Date, and upon surrender of the Contract or on the Annuity Date (other than on a Contract Anniversary), we deduct from the Contract Account Value an Annual Administrative Fee of $30 for our administrative expenses relating to the Contract. We currently do not charge this fee when Contract Account Value is $100,000 or more as of the date that the fee would have been charged. The charge is deducted from each Subaccount and Guaranteed Account Option based on the proportion that the value in each Subaccount and the Guaranteed Account bears to the total Contract Account Value. Some states may limit the amount of the Annual Administrative Fee. No Annual Administrative Fee is payable after the Annuity Date.

     Transfer Processing Fee. The first twelve transfers during each Contract Year are free. A $25 Transfer Processing Fee will be assessed for each additional transfer during such Contract Year. For the purpose of assessing the fee, each Notice of transfer is considered to be one transfer, regardless of the number of Subaccounts or accounts affected by the transfer. Transfers under the Dollar Cost Averaging program or Automatic Asset Rebalancing do not count towards the number of transfers during a Contract Year without a Transfer Processing Fee. The Transfer Processing Fee will be deducted from the amount being transferred. We do not expect a profit from this fee.

DAILY ANNUITY CHARGE

     To compensate us for assuming mortality and expense risks and for administering the Contracts, prior to the Annuity Date we deduct a daily Annuity Charge from the assets of the Variable Account. We will impose a charge in an amount that is equal to an annual rate of 1.40% (daily rate of .003835616%).

     The mortality risk we assume is that Annuitants may live for a longer period of time than estimated when the guarantees in the Contract were established. Because of these guarantees, each Payee is assured that longevity will not have an adverse effect on the annuity payments received. The mortality risk we assume also includes a guarantee to pay a death benefit if an Owner dies before the Annuity Date. The expense risk we assume is the risk that the Surrender Charges, administrative fees, and Transfer Processing Fees may be insufficient to cover actual future expenses. In the event that there are any profits from fees and charges deducted under the Contract, including but not limited to the Annuity Charge, such profits could be used to finance the distribution of the Contracts.

INVESTMENT ADVISORY FEES AND OTHER EXPENSES OF THE PORTFOLIOS

     Because the Variable Account purchases shares of the Portfolios, the performance of each Subaccount reflects the investment advisory fees and other expenses incurred by the Portfolios. For each Portfolio, an investment adviser is paid a fee that is a percentage of a Portfolio's average daily net assets, and thus the actual fee paid depends on size of the Portfolio. Each Portfolio also pays most or all of its operating expenses. See the accompanying current prospectuses for the Portfolios for further details.

CHARGES FOR OPTIONAL DEATH BENEFIT RIDERS

     We deduct a monthly charge from Contract Account Value for the Step-up Rider. The charge is deducted on the Contract Date and on the same day of each month thereafter. The charge is a percent of Contract Account Value and is deducted proportionately from the Subaccount Values, by canceling Accumulation Units, and Guaranteed Account Value under the Contract. The monthly charge is equal to 1/12 of 0.25%.

PREMIUM TAXES

     Various states and other governmental entities levy a premium tax on annuity contracts issued by insurance companies. Premium tax rates are subject to change from time to time by legislative and other governmental action, and currently range from 0.0% to 4.0%. In addition, other governmental units within a state may levy these taxes.

     The timing of tax levies varies from one taxing authority to another. If premium taxes are applicable to a Contract, they will be deducted, depending on when such taxes are paid to the taxing authority, either (1) from premiums as they are received, or (2) from the Contract Account Value upon a withdrawal or surrender, application of the proceeds to a Payment Option, or payment of a death benefit.

OTHER TAXES

     Currently, we do not make a charge against the Variable Account for any federal, state, or local taxes. We may, however, make such a charge in the future if income or gains within the Variable Account will result in any federal tax liability to us. Charges for other taxes attributable to the Variable Account, if any, may also be made.

CHARGE DISCOUNTS FOR SALES TO CERTAIN GROUPS

     We may reduce or waive charges under Contracts sold to certain groups of purchasers where such sales entail lower than normal expenses and/or fewer risks to us. Generally, we reduce or waive charges based on factors such as the following:

     - the size of the group of purchasers;

     - the total amount of premium anticipated from the group; and/or

     - the nature of the group and/or the purpose for which the Contracts are purchased (e.g., Contracts purchased by an employer to fund an employee benefit plan, usually have fewer surrenders and are less expensive to administer than individually sold Contracts).

We also may reduce or waive charges on Contracts sold to officers, directors, and employees of PMLIC and its affiliates. Reductions or waivers of charges will not discriminate unfairly among applicants. Contact your sales representative for more information about charge reductions or waivers.

                                PAYMENT OPTIONS

ELECTION OF PAYMENT OPTIONS

     Before the Annuity Date, you can have the Surrender Value applied under a Payment Option, unless you elect to receive the Surrender Value in a single sum. In the event that you do not select a Payment Option, Surrender Value is applied to Option B, described below. In addition, a Beneficiary can have the death benefit applied under a Payment Option unless you have already selected an option for the Beneficiary.

     Before beginning annuity payments under a Payment Option, we require that you return the Contract to the Service Center. We will issue a supplementary contract stating the terms of payment under the Payment Option selected. We also reserve the right to require satisfactory evidence of the identity, birth date, and sex of any Annuitant, and satisfactory evidence that any Annuitant is still alive. Before making each annuity payment under a life-contingent Payment Option, we reserve the right to require satisfactory evidence that any Annuitant is still alive.

     A Payment Option may be elected, revoked, or changed at any time before the Annuity Date while the Owner is living. If the Payee is other than the Owner, the election of a Payment Option requires our consent. An election of an option and any revocation or change must be made by Notice. Notice must be filed with our Service Center.

     An option may not be elected if any periodic payment under the election would be less than $50. Subject to this condition, payments may be made annually, semi-annually, quarterly, or monthly and are made at the beginning of the period.

     The available Payment Options are described below. The Payment Options are fixed, which means that each option has a fixed and guaranteed amount to be paid during the annuity period that is not in any way dependent upon the investment experience of the Variable Account.

     Instead of choosing one of the Payment Options listed below, you may elect to receive payments in any other manner that is acceptable to us and permissible under applicable law.

DESCRIPTION OF PAYMENT OPTIONS

     Option A -- Life Annuity Option. Under this Payment Option, payments are made in equal amounts each month during the Annuitant's lifetime with payments ceasing with the last payment prior to the death of the Annuitant. No amounts are payable after the Annuitant dies. Therefore, if the Annuitant dies immediately following the date of the first payment, the Payee will receive one monthly payment only.

     Option B -- Life Annuity Option with 10 Years Guaranteed. Under this Payment Option, payments are made in equal amounts each month during the Annuitant's lifetime with the guarantee that payments will be made for a period of not less than ten years. Under this option, if any Beneficiary dies while receiving payment, the present value of the current dollar amount on the date of death of any remaining guaranteed payments will be paid in one sum to the executors or administrators of the Beneficiary unless otherwise provided in writing. Calculation of this present value will be at 3% which is the rate of interest assumed in computing the amount of annuity payments.

     The amount of each payment will be determined from the tables in the Contract which apply to either Option A or Option B based upon the Annuitant's age and sex. If the Contract is sold in a group or employer-sponsored arrangement, the amount of the payments will be based on the Annuitant's age only. Age is determined from the nearest birthday at the due date of the first payment.

     Alternate Income Option. Instead of one of the above Payment Options, the Surrender Value or death benefit, as applicable, may be settled under an alternate income option based on our single premium immediate annuity rates in effect at the time of settlement. These rates will be adjusted so that the first payment can be made immediately (at the beginning of the first month, rather than at the end of the month) which will result in receipt of one additional payment. These rates are 4% higher than our standard immediate annuity rates.

                            YIELDS AND TOTAL RETURNS

     From time to time, we may advertise or include in sales literature historical performance data, including yields, effective yields, standard annual total returns and non-standard measures of performance for the Subaccounts. These figures are based on historical earnings and do not indicate or project future performance. Each Subaccount may, from time to time, advertise or include in sales literature performance relative to certain performance rankings and indices compiled by independent organizations. More detailed information as to the calculation of performance information, as well as comparisons with unmanaged market indices, appears in the SAI.

     Effective yields and total returns for a Subaccount are based on the investment performance of the corresponding Portfolio. A Portfolio's performance reflects the Portfolio's expenses. See the prospectuses for the Funds.

     The yield of the Money Market Subaccount refers to the annualized investment income generated by an investment in the Subaccount over a specified seven-day period. The yield is calculated by assuming that the income generated for that seven-day period is generated each seven-day period over a 52-week period and is shown as a percentage of the investment. The effective yield is calculated similarly but, when annualized, the income earned by an investment in the Subaccount is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

     The yield of a Subaccount (except the Money Market Subaccount) refers to the annualized income generated by an investment in the Subaccount over a specified 30-day or one-month period. The yield is calculated by assuming that the income generated by the investment during that 30-day or one-month period is generated each period over a 12-month period and is shown as a percentage of the investment.

     The total return of a Subaccount refers to return quotations assuming an investment under a Contract has been held in the Subaccount for various periods of time including, but not limited to, a period measured from the date the Subaccount commenced operations. When a Subaccount has been in operation for one, five, and ten years, respectively, the total returns for these periods are provided. For periods prior to the date a Subaccount commenced operations, performance information for Contracts funded by that Subaccount may also be calculated based on the performance of the corresponding Portfolio and the assumption that the Subaccount was in existence for the same periods as those indicated for the Portfolio, with the current level of Contract charges.

     The average annual total return quotations represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Contract to the redemption value of that investment as of the last day of each of the periods for which total return quotations are provided. Average annual total return information shows the average percentage change in the value of an investment in the Subaccount from the beginning date of the measuring period to the end of that period. This standardized version of average annual total return reflects all historical investment results, less all charges and deductions applied against the Subaccount (including any Surrender Charge that would apply if an Owner terminated the Contract at the end of each period indicated, but excluding any deductions for premium taxes).

     In addition to the versions described above, total return performance information computed on other versions may be used in advertisements and sales literature. Average annual total return information may be presented, computed on the same basis as described above, except deductions will not include the Surrender Charge. Total return information will be higher when the Surrender Charge is excluded than when it is included. We may also disclose cumulative total return information with and without deductions for the Surrender Charge.

     Non-standard performance data will only be disclosed if the standard performance data for the required periods is also disclosed. For additional information regarding the calculation of performance data, please refer to the SAI.

     In advertising and sales literature, the performance of each Subaccount may be compared to the performance of other variable annuity issuers in general or to the performance of particular types of variable annuities investing in mutual funds, or investment series of mutual funds with investment objectives similar to each of the Subaccounts. Lipper Analytical Services, Inc. ("Lipper") and the Variable Annuity Research Data Service ("VARDS") are independent services which monitor and rank the performance of variable annuity issuers in the major categories of investment objectives on an industry-wide basis.

     Lipper's rankings include variable life insurance issuers as well as variable annuity issuers. VARDS rankings compare only variable annuity issuers. The performance analyses prepared by Lipper and VARDS each rank these issuers on the basis of total return, assuming reinvestment of distributions, but do not take sales charges, redemption fees, or certain expense deductions at the separate account level into consideration. In addition, VARDS prepares risk adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking provides data as to which funds provide the highest total return within various categories of funds defined by the degree of risk inherent in their investment objectives.

     Advertising and sales literature may also compare the performance of each Subaccount to the Standard & Poor's Composite Index of 500 Stocks, a widely used measure of stock performance. This unmanaged index assumes the reinvestment of dividends but does not reflect any "deduction" for the expense of operating or managing an investment portfolio. Other independent ranking services and indices may also be used as sources of performance comparison.

     We may also report other information including the effect of tax-deferred compounding on a Subaccount's investment returns, or returns in general, which may be illustrated by tables, graphs, or charts. All income and capital gains derived from Subaccount investments are reinvested and can lead to substantial long-term accumulation of assets, provided that the underlying Portfolio's investment experience is positive.

                               FEDERAL TAX STATUS

     THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE

INTRODUCTION

     The following summary provides a general description of the federal income tax considerations associated with the Contract and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. You should consult your tax adviser for more complete information. This discussion is based upon our understanding of the present federal income tax laws. No representation is made as to the likelihood of continuation of the present federal income tax laws or how they may be interpreted by the Internal Revenue Service (the "IRS").

     The Contract may be purchased on a tax-qualified basis or on a non-tax-qualified basis. Qualified Contracts are designed for use by individuals whose premium payments consist solely of proceeds from and/or contributions under retirement plans that are intended to qualify as plans entitled to special income tax treatment under sections 401(a), 403(b), 408, or 408A of the Code. The ultimate effect of federal income taxes on the amounts held under a Contract, or annuity payments, depends on the type of retirement plan, on the tax and employment status of the individual concerned, and on PMLIC's tax status. In addition, certain requirements must be satisfied in purchasing a Qualified Contract with proceeds from a tax-qualified plan and receiving distributions from a Qualified Contract in order to continue receiving favorable tax treatment. Some retirement plans are subject to distribution and other requirements that are not incorporated into our Contract administration procedures. Owners, participants, Beneficiaries, and Payees are responsible for determining that contributions, distributions, and other transactions with respect to the Contracts comply with applicable law. Therefore, purchasers of Qualified Contracts should seek tax advice regarding the suitability of a Contract for their situation. The following discussion assumes that Qualified Contracts are purchased with proceeds from and/or contributions under retirement plans that qualify for the intended special federal income tax treatment.

TAX STATUS OF THE CONTRACTS

     Diversification Requirements. The Code requires that the investments of the Variable Account be "adequately diversified" in order for the Contract to be treated as an annuity contract for federal income tax purposes. It is intended that the Variable Account, through the Funds, will satisfy these diversification requirements.

     Owner Control. In certain circumstances, owners of variable annuity contracts have been considered for federal income tax purposes to be the owners of the assets of the variable account supporting their contracts because of their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of the Contracts, such as the flexibility of an Owner to allocate premium payments and transfer Contract Account Value, have not been explicitly addressed in published rulings. While we believe that the Contract does not give Owners investment control over Variable Account assets, we reserve the right to modify the Contract as necessary to prevent an Owner from being treated as the owner of the Variable Account assets supporting the Contracts.

     Required Distributions. In order to be treated as an annuity contract for federal income tax purposes, the Code requires any Non-Qualified Contract to contain certain provisions specifying how the Owner's interest in the Contract will be distributed in the event of the Owner's death. The Non-Qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review these provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

     Other rules may apply to Qualified Contracts.

     The following discussion assumes that the Contracts will qualify as annuity contracts for federal income tax purposes.

TAXATION OF ANNUITIES -- IN GENERAL

     We believe that if an Owner is a natural person, the Owner will not be taxed on increases in the value of a Contract until a distribution occurs or until annuity payments begin. (For these purposes, an agreement to assign or pledge any portion of the Contract Account Value and, in the case of a Qualified Contract, any portion of an interest in retirement generally is treated as a distribution.)

TAXATION OF NON-QUALIFIED CONTRACTS

     Non-Natural Person. The Owner of Contract who is not a natural person generally must include in income any increase in the excess of the Contract Account Value over the "investment in the Contract" (generally, the premiums or other consideration paid for the Contract) during the taxable year. There are some exceptions to this rule and a prospective Owner that is not a natural person may wish to discuss these with a tax adviser. The following discussion generally applies to Contracts owned by natural persons.

     Withdrawals and Surrenders. When a withdrawal from a Non-Qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the Contract Account Value immediately before the distribution over the Owner's investment in the Contract at that time. In the case of a surrender under a Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the Owner's investment in the Contract.

     Penalty Tax on Certain Withdrawals and Surrenders. In the case of a distribution from a Non-Qualified Contract, there may be imposed a federal tax penalty equal to ten percent of the amount treated as income. In general, however, there is no penalty on distributions:

     - made on or after the taxpayer reaches age 59 1/2;

     - made on or after the death of an Owner;

     - attributable to the taxpayer's becoming disabled; or

     - made as part of a series of substantially equal periodic payments for the life (or life expectancy) of the taxpayer.

     Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. A tax adviser should be consulted with regard to exceptions from the penalty tax. Other penalties may apply to Qualified Contracts.

     Annuity Payments. Although tax consequences may vary depending on the Payment Option elected under a Contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow an Owner to recover his or her investment in the Contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once an investment in the Contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income.

     Taxation of Death Benefit Proceeds. Amounts may be distributed from a Contract because of an Owner's or an Annuitant's death. Generally, these amounts are includible in the income of the recipient as follows: (1) if distributed in a lump sum, the amounts are taxed in the same manner as a surrender of the Contract; or (2) if distributed under a Payment Option, the amounts are taxed in the same way as annuity payments.

     Transfers, Assignments or Exchanges of a Contract. A transfer or assignment of ownership of a Contract, the designation of an Annuitant, the selection of certain Maturity Dates, or the exchange of a Contract may result in tax consequences to an Owner that are not discussed here. An Owner contemplating any transfer, assignment or exchange should consult a tax adviser as to these tax consequences.

     Multiple Contracts. All non-qualified deferred annuity contracts that are issued by PMLIC (or its affiliates) to the same Owner during any calendar year are treated as one annuity contract for purposes of determining the amount includible in the Owner's income when a taxable distribution occurs.

TAXATION OF QUALIFIED CONTRACTS

     The Contracts are designed for use with several types of qualified retirement plans. The tax rules applicable to participants in these qualified plans vary according to the type of plan and the terms and conditions of the plan itself. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from contributions in excess of specified limits; distributions prior to age 59 1/2 (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances. Therefore, no attempt is made to provide more than general information about the use of the Contracts with qualified retirement plans. Owners, Annuitants, Beneficiaries, and Payees are cautioned that the rights of any person to any benefits under these qualified retirement plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract, but we are not bound by the terms and conditions of any plan to the extent these terms and conditions contradict the Contract.

     The Owner should consult a tax adviser regarding the use of the Contract within a qualified retirement plan or in connection with other employee benefit plans or arrangements that receive favorable tax treatment, since many plans or arrangements provide the same type of tax deferral as provided by the Contract. The Contract provides a number of extra benefits and features not provided by employee benefit plans or arrangements alone, although there are costs and expenses under the Contract related to these benefits and features. Owners should carefully consider these benefits and features in relation to their costs as they apply to the Owner's particular situation.

     Distributions. Annuity payments under a Qualified Contract are generally taxed in a manner similar to a Non-Qualified Contract. When a withdrawal from a Qualified Contract occurs, a pro rata portion of the amount received is taxable, generally based on the relationship between the Owner's investment in the Contract to the participant's total accrued benefit balance under the retirement plan. For Qualified Contracts, however, the investment in the Contracts will generally be zero unless nondeductible contributions have previously been made to the relevant qualified plan or employer contributions or investment earnings have previously been includible in the income of the employee.

     Brief descriptions follow different types of qualified retirement plans that may be used in connection with a Contract. We will endorse the Contract as necessary to conform it to the requirements of a plan.

     Corporate and Self-Employed Pension and Profit Sharing Plans. Section 401(a) of the Code permits corporate employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish these plans for themselves and their employees. These retirement plans may permit the purchase of Contracts to accumulate retirement savings under the plans. Adverse tax or other legal consequences to the plan, to the participant, or to both may result if a Contract is assigned or transferred to any individual as a means to provide benefit payments, unless the plan complies with all applicable legal requirements prior to transfer of the Contract. The Contract includes an enhanced death benefit that in some cases may exceed the greater of the premium payments or the Contract Account Value. The death benefit could be characterized as an incidental benefit, the amount of which is limited in any pension or profit-sharing plan. Employers intending to use the Contract with such plans should seek competent tax advice.

     Individual Retirement Annuities. Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" or "IRA." There may be legal limitations on the amount of the premiums or contributions under the IRA, the deductible amount of such premiums, the persons who may be eligible, and the time when distributions commence. Also, distributions from certain other types of qualified retirement plans may be "rolled over" or transferred on a tax-deferred basis into an IRA. There are significant restrictions on rollover or transfer contributions from savings incentive match plans for employees (SIMPLE), which allow certain small employers to make contributions to IRAs on behalf of their employees. Employers may also establish simplified employee pension (SEP) plans to make IRA contributions on behalf of their employees. The Contract includes an enhanced death benefit that in some cases may exceed the greater of the premium payments or the Contract Account Value. The IRS has not reviewed the Contract for qualification as an IRA, and has not addressed in a ruling of general applicability whether a death benefit provision such as the death benefit provision in the Contract comports with IRA qualification requirements. The Code may impose additional requirements on sales of the Contract for use with IRAs.

     Tax Sheltered Annuities. Section 403(b) of the Code allows employees of certain section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, on a Contract that will provide an annuity for the employee's retirement. These premium payments may be subject to FICA (social security) tax. The Contract includes an enhanced death benefit that in some cases may exceed the greater of the premium payments or the Contract Account Value. The death benefit could be characterized as an incidental benefit, the amount of which is limited in any tax-sheltered annuity under Code section 403(b). Because the death benefit may exceed this limitation, employers using the Contract in connection with such plans should consult their tax adviser.

     The following amounts may not be distributed from Code section 403(b) annuity contracts prior to the employee's death, attainment of age 59 1/2, separation from service, disability, or financial hardship: (1) elective contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings in such years on amounts held as of the last year beginning before January 1, 1989. In addition, earnings on elective contributions may not be distributed in the case of hardship.

WITHHOLDING

     Distributions from a Contract generally are subject to withholding for the Owner's federal income tax liability. The withholding rate varies according to the type of distribution and the Owner's tax status. The Owner will be provided the opportunity to elect not to have tax withheld from distributions.

     "Eligible rollover distributions" from section 401(a) plans and section 403(b) tax-sheltered annuities are subject to a mandatory federal income tax withholding of 20%. Generally, an eligible rollover distribution is the taxable portion of any distribution from these plans, except for certain distributions such as minimum distributions required by the Code, distributions paid in the form of an annuity, and certain hardship withdrawals. The 20% withholding does not apply, however, if the Owner chooses a "direct rollover" from the plan to another section 401(a) or section 403(b) plan (as applicable) or to an IRA.

POSSIBLE CHANGES IN TAXATION

     Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective prior to the date of the change). A tax adviser should be consulted with respect to legislative developments and their effect on the Contract.

OTHER TAX CONSEQUENCES

     As noted above, the foregoing comments about the federal tax consequences under the Contract are not exhaustive, and special rules are provided with respect to other tax situations not discussed in this prospectus. Further, the federal income tax consequences discussed herein reflect our understanding of current law, and the law may change. Federal estate and state and local estate, inheritance, and other tax consequences of ownership or receipt of distributions under a Contract depend on the individual circumstances of each Owner or recipient of the distribution. A tax adviser should be consulted for further information.

                           DISTRIBUTION OF CONTRACTS

     The Contracts are offered to the public on a continuous basis. Although we do not anticipate discontinuing the offering of the Contracts, we reserve the right to do so. Applications for Contracts are solicited by agents who are licensed by applicable state insurance authorities and authorized by us to sell the Contracts, and who are also registered representatives of 1717 or other broker/dealers. 1717 is a wholly-owned indirect subsidiary of PMLIC and is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer. 1717 is also a member of the National Association of Securities Dealers, Inc.

     1717 acts as the principal underwriter, as defined in the 1940 Act, of the Contracts pursuant to an Underwriting Agreement between 1717 and ourselves. 1717 is not obligated to sell any specific number of Contracts. 1717's principal business address is Christiana Executive Campus, P.O. Box 15626, Wilmington, Delaware 19850. The Contracts may also be sold through other broker-dealers registered under the Securities Exchange Act of 1934 that have a selling agreement with 1717 or have a selling agreement with another broker-dealer that has a selling agreement with 1717. 1717 receives the full commissions on Contracts sold by its registered representatives. Nonaffiliated broker-dealers receive full commissions on Contracts sold by their registered representatives, less a nominal charge by 1717 for expenses incurred. The commissions paid are no greater than 7.00% of premiums plus 0.60% of the Contract Account Value beginning in the ninth Contract Year. Alternative commission scales are available with a lower percent of premiums and a percentage of Contract Account Value beginning in Contract Year 2.

     Compensation may be paid in the form of non-cash compensation, subject to applicable regulatory requirements. In some circumstances and to the extent permitted by applicable regulatory requirements, 1717 may reimburse certain sales and marketing expenses or pay other forms of special compensation to selling broker-dealers.

                               LEGAL PROCEEDINGS

     PMLIC and its subsidiaries, like other life insurance companies, are from time to time involved in lawsuits, including class action lawsuits. In some lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, PMLIC believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on it or the Variable Account.

                            VOTING PORTFOLIO SHARES

     Even though we are the legal owner of the Portfolio shares held in the Subaccounts, and have the right to vote on all matters submitted to shareholders of the Portfolios, we will vote the shares as Owners instruct, so long as required by law.

     We will calculate the number of votes you may vote separately for each Subaccount. This amount may include fractional votes. The number of votes attributable to a Subaccount will be determined by applying your percentage interest, if any, in a particular Subaccount to the total number of votes attributable to that Subaccount. You hold this voting interest in each Subaccount to which your Variable Account Value is allocated. Your voting interest terminates on the Annuity Date or surrender of the Contract.

     The number of votes of a Portfolio you may vote will be determined as of the record date. Before a vote of a Portfolio's shareholders occurs, you will receive voting materials. We will ask you to instruct us on how to vote and to return your proxy to us in a timely manner. You will have the right to instruct us on the number of Portfolio shares that corresponds to the amount of Contract Account Value you have in that Portfolio (as of a date set by the Portfolio).

     If we do not receive voting instructions from you on time, we will vote your shares in the same proportion as the timely voting instructions we receive from other Owners. Should federal securities laws, regulations, or interpretations change, we may elect to vote Portfolio shares in our own right. If required by state insurance officials, or if permitted under federal regulation, under certain circumstances we may disregard certain Owner voting instructions. If we disregard voting instructions, we will send you a summary in the next annual report to Owners advising you of the action and the reasons we took such action.

     Portfolio shares held by us in a Subaccount as to which Owners do not have voting interest will be voted in proportion to the voting instructions we receive from Owners with respect to the shares they do vote. If you instruct us to abstain on any item to be voted upon, we will apply your abstention instruction on a pro rata basis to reduce the votes eligible to be cast by us.

                              FINANCIAL STATEMENTS

     Our audited statements of financial condition as of December 31, 2000 and 1999 and the related statements of operations, equity, and cash flows for each of the three years in the period ended December 31, 2000, as well as the Report of Independent Accountants, are contained in the SAI. The audited statements of assets and liabilities for the Variable Account as of December 31, 2000, and the related statements of operations for the year then ended and the statements of changes in net assets for each of the two years in the period then ended, are also included in the SAI.

                      STATEMENT OF ADDITIONAL INFORMATION

                               TABLE OF CONTENTS

Additional Contract Provisions..............................   S-2
  The Contract..............................................   S-2
  Incontestability..........................................   S-2
  Misstatement of Age or Sex................................   S-2
  Non-Participation.........................................   S-2

Calculation of Yields and Total Revenues....................   S-2
  Money Market Subaccount Yields............................   S-2
  Other Subaccount Yields...................................   S-4
  Average Annual Total Returns..............................   S-4
  Other Total Returns.......................................   S-7
  Effect of the Administration Fee on Performance Data......   S-9
Standard & Poor's...........................................  S-10
Safekeeping of Account Assets...............................  S-10
State Regulation............................................  S-11
Records and Reports.........................................  S-11
Legal Matters...............................................  S-11
Experts.....................................................  S-11
Other Information...........................................  S-11
Financial Information.......................................  S-12
Financial Statements........................................   F-1

               PROVIDENT MUTUAL VARIABLE ANNUITY SEPARATE ACCOUNT
                                  (REGISTRANT)

                    PROVIDENT MUTUAL LIFE INSURANCE COMPANY
                                  (DEPOSITOR)
                             300 CONTINENTAL DRIVE
                             NEWARK, DELAWARE 19713
                                 1-800-688-5177

                      STATEMENT OF ADDITIONAL INFORMATION
         INDIVIDUAL FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY CONTRACT

     This Statement of Additional Information ("SAI") contains additional information regarding the individual flexible premium deferred variable annuity contract (the "Contract") offered by Provident Mutual Life Insurance Company ("PMLIC"). This SAI is not a prospectus, and should be read together with the
prospectus for the Contract dated May   , 2001 and the prospectuses for Market
Street Fund; MFS Variable Insurance Trust; OCC Accumulation Trust; PIMCO Variable Insurance Trust; Strong Variable Insurance Funds, Inc.; Strong Opportunity Fund II, Inc.; Van Eck Worldwide Insurance Trust; and Variable Insurance Products Fund III. You may obtain a copy of these prospectuses by writing or calling us at our address or phone number shown above. Capitalized terms in the SAI have the same meanings as in the prospectus for the Contract.

      THE DATE OF THIS STATEMENT OF ADDITIONAL INFORMATION IS MAY   , 2001

                      STATEMENT OF ADDITIONAL INFORMATION

                               TABLE OF CONTENTS*

  ADDITIONAL CONTRACT PROVISIONS (     )......................   S-2
       The Contract...........................................   S-2
       Incontestability.......................................   S-2
       Misstatement of Age or Sex.............................   S-2
       Non-Participation......................................   S-2
  CALCULATION OF YIELDS AND TOTAL RETURNS (     ).............   S-2
       Money Market Subaccount Yields.........................   S-2
       Other Subaccount Yields................................   S-4
       Average Annual Total Returns...........................   S-4
       Other Total Returns....................................   S-7
       Effect of the Annual Administrative Fee on Performance
        Data..................................................   S-9
  STANDARD & POOR'S (     )...................................  S-10
  SAFEKEEPING OF ACCOUNT ASSETS...............................  S-10
  STATE REGULATION............................................  S-11
  RECORDS AND REPORTS.........................................  S-11
  LEGAL MATTERS (     ).......................................  S-11
  EXPERTS.....................................................  S-11
  OTHER INFORMATION...........................................  S-11
  FINANCIAL INFORMATION.......................................  S-12
  FINANCIAL STATEMENTS........................................   F-1

---------------

* Numbers in parentheses refer to corresponding pages of the prospectus for the Contract.

                         ADDITIONAL CONTRACT PROVISIONS

THE CONTRACT

     The entire Contract between you and us is made up of the Contract and your Application. The statements made in the Application are deemed representations and not warranties. We cannot use any statement in defense of a claim or to void a Contract unless it is contained in the Application and a copy of the Application is attached to the Contract at issue.

INCONTESTABILITY

     We will not contest the Contract after it has been in force during the Annuitant's lifetime for two years from the Contract Date.

MISSTATEMENT OF AGE OR SEX

     If the age or sex of any Annuitant has been misstated, we will pay the amount which the proceeds would have purchased at the correct age and sex.

     If we make an overpayment because of an error in age or sex, the overpayment plus interest at 3% compounded annually will be a debt against the Contract. If the debt is not repaid, future payments will be reduced accordingly.

     If we make an underpayment because of an error in age or sex, any annuity payments will be recalculated at the correct age and sex and future payments will be adjusted. The underpayment with interest at 3% compounded annually will be paid in a single sum.

NON-PARTICIPATION

     The Contract is not eligible for dividends and will not participate in PMLIC's divisible surplus.

                    CALCULATION OF YIELDS AND TOTAL RETURNS

     From time to time, we may disclose historical performance data for the Subaccounts including yields, effective yields, annual total returns, and other measures of performance. This performance data will be computed, or accompanied by performance data computed, in accordance with SEC standards.

     Because of the charges and deductions imposed under a Contract, performance data for the Subaccounts will be lower than the performance data for their corresponding Portfolios. The performance of a Subaccount will be affected by expense reimbursements and fee waivers applicable to their corresponding Portfolios. Without these reimbursements and waivers, performance would be lower. In addition, the calculations of yields, total returns, and other performance data do not reflect the effect of any premium tax that may be applicable to a particular Contract. Premium taxes currently range from 0% to 4.0% of premium depending on the state in which the Contract is sold.

     The Funds have provided all performance information for the Portfolios, including the Portfolio total return information used to calculate the total returns of the Subaccounts for periods prior to the inception of the Subaccounts. Market Street Fund is affiliated with PMLIC. None of the other Funds is affiliated with PMLIC. While PMLIC has no reason to doubt the accuracy of the figures provided by these non-affiliated Funds, PMLIC does not represent that they are true and complete, and disclaims all responsibility for these figures.

     PERFORMANCE FOR ANY GIVEN PAST PERIOD IS NOT AN INDICATION OR REPRESENTATION OF FUTURE PERFORMANCE. THE PERFORMANCE OF EACH SUBACCOUNT WILL FLUCTUATE ON A DAILY BASIS.

MONEY MARKET SUBACCOUNT YIELDS

     From time to time, sales literature, or advertisements may quote the current annualized yield of the Money Market Subaccount for a seven-day period in a manner which does not take into consideration any realized or unrealized gains or losses or income other than investment income on shares of the Money Market Portfolio or on its portfolio securities.

     This current annualized yield is computed by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation and exclusive of income other than investment income) at the end of the seven-day period in the value of a hypothetical account under a Contract having a balance of one Accumulation Unit in the Money Market Subaccount at the beginning of the period, dividing the net change in account value by the value of the hypothetical account at the beginning of the period to determine the base period return, and annualizing this quotient on a 365-day basis. The net change in account value reflects: (1) net investment income of the Portfolio attributable to the hypothetical account; and (2) charges and deductions imposed under the Contract which are attributable to the hypothetical account. The charges and deductions include the per unit charges for the hypothetical account for: (1) the Annual Administrative Fee and (2) the Annual Annuity Charge. For purposes of calculating current yields for a Contract, an average per unit administration fee is used based on the $30 administrative fee deducted at the end of each Contract Year. Current Yield will be calculated according to the following formula:

     Current Yield = ((NCS-ES)/UV) X (365/7)

     Where:

     NCS = the net change in the value of the Portfolio (exclusive of realized gains or losses on the sale of securities and unrealized appreciation and depreciation and exclusive of income other than investment income) for the seven-day period attributable to a hypothetical account having a balance of one Accumulation Unit in the Money Market Subaccount.

     ES   = per unit expenses attributable to the hypothetical account for the seven-day period.

     UV  = the unit value on the first day of the seven-day period.

     The effective yield of the Money Market Subaccount determined on a compounded basis for the same seven-day period may also be quoted.

     The effective yield is calculated by compounding the unannualized base period return according to the following formula:

     Effective Yield = (1+((NCS-ES)/UV))(365/7)-1

     Where:

     NCS = the net change in the value (exclusive of realized gains or losses on the sale of securities and unrealized appreciation and depreciation and exclusive of income other than investment income) for the seven-day period attributable to a hypothetical account having a balance of one Accumulation Unit in the Money Market Subaccount.

     ES   = per unit expenses attributable to the hypothetical account for the seven-day period.

     UV  = the unit value on the first day of the seven-day period.

     The Money Market Subaccount's yield is affected by changes in interest rates on money market securities, the average portfolio maturity of the Money Market Portfolio, the types of quality of portfolio securities held by the Money Market Portfolio, and the Money Market Portfolio's operating expenses. Yields on amounts held in the Money Market Subaccount may also be presented for periods other than a seven-day period.

     Yield calculations do not take into account the Surrender Charge under the Contract equal to 1% to 7% of premiums paid during the eight years prior to the surrender or withdrawal (including the year in which the surrender is made) on premiums surrendered or withdrawn under the Contract. A Surrender Charge will not be imposed in any Contract Year on an amount up to the total Free Withdrawal Amount available for that Contract Year.

     The current yield and effective yield for the Money Market Subaccount for
the seven days ended December 31, 2000 were      % and      %, respectively.

OTHER SUBACCOUNT YIELDS

     From time to time, sales literature or advertisements may quote the current annualized yield of one or more of the Subaccounts (except the Money Market Subaccount) for 30-day or one-month periods. The annualized yield of a Subaccount refers to income generated by the Subaccount over a specific 30-day or one-month period. Because the yield is annualized, the yield generated by a Subaccount during a 30-day or one-month period is assumed to be generated each period over a 12-month period.

     The yield is computed dividing: (1) the net investment income of the Portfolio attributable to the Subaccount's Accumulation Units less Subaccount expenses for the period; by (2) the maximum offering price per Accumulation Unit on the last day of the period times the daily average number of Accumulation Units outstanding for the period. This number is then compounded for a six-month period and multiplied by 2. Expenses attributable to the Subaccount include the Annual Administrative Fee and the Annual Annuity Charge. The yield calculation assumes an Annual Administrative Fee of $30 per year per Contract deducted at the end of each Contract Year. For purposes of calculating the 30-day or one-month yield, an average administrative fee per dollar of the Variable Account Value is used to determine the amount of the charge attributable to the Subaccount for the 30-day or one-month period. The 30-day or one-month yield is calculated according to the following formula:

     Yield = 2 (((NI - ES)/(U X UV)) + 1)(6)

     Where:

     NI   = net investment income of the Portfolio for the 30-day or one-month period attributable to the Subaccount's Accumulation Units.

     ES   = expenses of the Subaccount for the 30-day or one-month period.

     U    = the average number of Accumulation Units outstanding.

     UV = the unit value at the close of the last day in the 30-day or one-month period.

     A Subaccount's yield is affected by changes in interest rates, average portfolio maturity of a Portfolio, the types and quality of portfolio securities held by the Portfolio, and a Portfolio's operating expenses.

     Yield calculations do not take into account the Surrender Charge under the Contract equal to 1% to 7% of premiums paid during the eight years prior to the surrender or withdrawal (including the year in which the surrender is made) on premiums surrendered or withdrawn under the Contract. A Surrender Charge will not be imposed in any Contract Year on an amount up to the total Free Withdrawal Amount available for that Contract Year.

AVERAGE ANNUAL TOTAL RETURNS

     From time to time, sales literature or advertisements may also quote average annual total returns for one or more of the Subaccounts for various periods of time.

     Until a Subaccount has been in operation for 10 years, PMLIC will include quotes of average annual total return for the period measured from the date of the Subaccount's inception. When a Subaccount has been in operation for 1, 5, and 10 years, respectively, the average annual total return for these periods will be provided. Average annual total returns for other periods of time may, from time to time, also be disclosed. Average annual total return for the Subaccounts may include information for the period before any contracts were registered under the Securities Act of 1933, as amended, from the inception of the Subaccounts, with the level of Contract charges currently in effect.

     Average annual total returns represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Contract to the redemption value of that investment as of the last day of each of the periods. The ending date for each period for which total return quotations are provided will normally be for the most recent calendar quarter, considering the type and media of the communication and will be stated in the communication.

     Average annual total returns will be calculated using Subaccount unit values based on the performance of the Subaccount's underlying Portfolio, the deductions for the Annual Annuity Charge, and the Annual Administrative Fee. The calculation assumes that the administrative fee is $30 per year per Contract deducted at the end of each Contract Year. For purposes of calculating average annual total return, an average administrative fee per dollar of the Variable Account Value is used to determine the amount of the charge attributable to the Subaccount for the period. The calculation also assumes surrender of the Contract at the end of the period for the return quotation during the first eight Contract Years. The total returns will therefore reflect a deduction of the Surrender Charge for any period less than eight years. The total return will then be calculated according to the following formula:

     TR  = ((ERV/P)1/N) - 1

     Where:

     TR  = the average annual total return.

     ERV = the ending redeemable value (net of Subaccount recurring charges and applicable Surrender Charge) of the hypothetical account at the end of the period.

     P    = a hypothetical initial payment of $1,000.

     N    = the number of years in the period.

     Based on the foregoing calculations, average annual total return for the Subaccounts is as follows:

                                                                                       FOR THE 10-YEAR PERIOD
                                                                                           ENDED 12/31/00
                                                     FOR THE 1-YEAR   FOR THE 5-YEAR        (OR DATE OF
                                                      PERIOD ENDED     PERIOD ENDED      INCEPTION IF LESS
SUBACCOUNT (INCEPTION DATE OF SUBACCOUNT)               12/31/00         12/31/00          THAN 10 YEARS)
-----------------------------------------            --------------   --------------   ----------------------
MARKET STREET FUND
  All Pro Broad Equity (October 1, 1993)...........
  All Pro Large Cap Growth (June 4, 1998)..........
  All Pro Large Cap Value (June 4, 1998)...........
  All Pro Small Cap Growth (June 4, 1998)..........
  All Pro Small Cap Value (June 4, 1998)...........
  Equity 500 Index (October 3, 1994)(1)............
  International (October 1, 1993)..................
  Mid Cap Growth (October 1, 1993).................
  Balanced (October 1, 1993).......................
  Bond (October 1, 1993)...........................
  Money Market (October 1, 1993)...................
MFS VARIABLE INSURANCE TRUST
  Emerging Growth Series (            )............
  Growth with Income Series (            ).........
  New Discovery Series (            )..............
  Research Series (            )...................
OCC ACCUMULATION TRUST
  Equity (October 3, 1994).........................
  Managed (October 3, 1994)........................
PIMCO VARIABLE INSURANCE TRUST
  High Yield Bond (            )...................
  Total Return Bond (            ).................
STRONG VARIABLE INSURANCE FUNDS, INC.
  Mid Cap Growth Fund II (               ).........
STRONG OPPORTUNITY FUND II, INC.
  Opportunity Fund II (               )............

                                                                                       FOR THE 10-YEAR PERIOD
                                                                                           ENDED 12/31/00
                                                     FOR THE 1-YEAR   FOR THE 5-YEAR        (OR DATE OF
                                                      PERIOD ENDED     PERIOD ENDED      INCEPTION IF LESS
SUBACCOUNT (INCEPTION DATE OF SUBACCOUNT)               12/31/00         12/31/00          THAN 10 YEARS)
-----------------------------------------            --------------   --------------   ----------------------
VAN ECK WORLDWIDE INSURANCE TRUST
  Worldwide Bond (May 1, 1998).....................
  Worldwide Emerging Markets (May 1, 1998).........
  Worldwide Hard Assets (May 1, 1998)..............
  Worldwide Real Estate (May 1, 1998)..............
VARIABLE INSURANCE PRODUCTS FUND III
  Contrafund(R) (            ).....................
  Growth (            )............................
  Growth Opportunities (            )..............
  Overseas (            )..........................

---------------
(1) As of February 7, 2000, shares of the Market Street Equity 500 Index Portfolio were substituted for shares of the Variable Insurance Products Fund II Index 500 Portfolio. Performance figures for dates on or before February 7, 2000 reflect performance for the Variable Insurance Products Fund II Index 500 Portfolio.

     From time to time, sales literature or advertisements may also quote average annual total returns for periods prior to the date a Subaccount commenced operations. This performance information for the Subaccounts will be calculated based on the performance of the Portfolios and the assumption that the Subaccounts were in existence for the same periods as those indicated for the Portfolios, with the level of Contract charges currently in effect.

     Based on the performance of the Portfolios and these assumptions, average annual total return information for the Subaccounts is as follows:

                                                                                       FOR THE 10-YEAR PERIOD
                                                                                           ENDED 12/31/00
                                                     FOR THE 1-YEAR   FOR THE 5-YEAR        (OR DATE OF
                                                      PERIOD ENDED     PERIOD ENDED      INCEPTION IF LESS
SUBACCOUNT (INCEPTION DATE OF PORTFOLIO)                12/31/00         12/31/00          THAN 10 YEARS)
----------------------------------------             --------------   --------------   ----------------------
MARKET STREET FUND
  All Pro Broad Equity (December 12, 1985).........
  All Pro Large Cap Growth (May 4, 1998)...........
  All Pro Large Cap Value (May 4, 1998)............
  All Pro Small Cap Growth (May 4, 1998)...........
  All Pro Small Cap Value (May 4, 1998)............
  Equity 500 Index (            )(1)...............
  International (November 1, 1991).................
  Mid Cap Growth (May 1, 1989).....................
  Balanced (December 12, 1985).....................
  Bond (December 12, 1985).........................
  Money Market (December 12, 1985).................
MFS VARIABLE INSURANCE TRUST
  Emerging Growth (July 24, 1995)..................
  Growth with Income (October 9, 1995).............
  New Discovery (April 29, 1998)...................
  Research (July 26, 1995).........................
OCC ACCUMULATION TRUST
  Equity (September 15, 1994)......................
  Managed (September 15, 1994).....................

                                                                                       FOR THE 10-YEAR PERIOD
                                                                                           ENDED 12/31/00
                                                     FOR THE 1-YEAR   FOR THE 5-YEAR        (OR DATE OF
                                                      PERIOD ENDED     PERIOD ENDED      INCEPTION IF LESS
SUBACCOUNT (INCEPTION DATE OF PORTFOLIO)                12/31/00         12/31/00          THAN 10 YEARS)
----------------------------------------             --------------   --------------   ----------------------
PIMCO VARIABLE INSURANCE TRUST
  High Yield Bond (April 30, 1998).................
  Total Return Bond (December 31, 1997)............
STRONG VARIABLE INSURANCE FUNDS, INC.
  Mid Cap Growth Fund II (December 31, 1996).......
STRONG OPPORTUNITY FUND II, INC.
  Opportunity Fund II (May 8, 1992)................
VAN ECK WORLDWIDE INSURANCE TRUST
  Worldwide Bond (September 1, 1989)...............
  Worldwide Emerging Markets (December 27, 1995)...
  Worldwide Hard Assets (September 1, 1989)........
  Worldwide Real Estate (June 23, 1997)............
VARIABLE INSURANCE PRODUCTS FUND III
  Contrafund(R)(            )......................
  Growth (            )............................
  Growth Opportunities (            )..............
  Overseas (            )..........................

---------------
(1) As of February 7, 2000, shares of the Market Street Equity 500 Index Portfolio were substituted for shares of the Variable Insurance Products Fund II Index 500 Portfolio. Performance figures for dates on or before February 7, 2000 reflect performance for the Variable Insurance Products Fund II Index 500 Portfolio.

OTHER TOTAL RETURNS

     From time to time, sales literature or advertisements may also quote total returns that do not reflect the Surrender Charge. These are calculated in exactly the same way as average annual total returns described above, except that the ending redeemable value of the hypothetical account for the period is replaced with an ending value for the period that does not take into account the Surrender Charge.

     Based on this method of calculation, average annual total return information is as follows:

                                                                                       FOR THE 10-YEAR PERIOD
                                                                                           ENDED 12/31/00
                                                     FOR THE 1-YEAR   FOR THE 5-YEAR        (OR DATE OF
                                                      PERIOD ENDED     PERIOD ENDED      INCEPTION IF LESS
SUBACCOUNT (INCEPTION DATE OF SUBACCOUNT)               12/31/00         12/31/00          THAN 10 YEARS)
-----------------------------------------            --------------   --------------   ----------------------
MARKET STREET FUND
  All Pro Broad Equity (October 1, 1993)...........
  All Pro Large Cap Growth (June 4, 1998)..........
  All Pro Large Cap Value (June 4, 1998)...........
  All Pro Small Cap Growth (June 4, 1998)..........
  All Pro Small Cap Value (June 4, 1998)...........
  Equity 500 Index (October 3, 1994)(1)............
  International (October 1, 1993)..................
  Mid Cap Growth (October 1, 1993).................
  Balanced (October 1, 1993).......................
  Bond (October 1, 1993)...........................
  Money Market (October 1, 1993)...................

                                                                                       FOR THE 10-YEAR PERIOD
                                                                                           ENDED 12/31/00
                                                     FOR THE 1-YEAR   FOR THE 5-YEAR        (OR DATE OF
                                                      PERIOD ENDED     PERIOD ENDED      INCEPTION IF LESS
SUBACCOUNT (INCEPTION DATE OF SUBACCOUNT)               12/31/00         12/31/00          THAN 10 YEARS)
-----------------------------------------            --------------   --------------   ----------------------
MFS VARIABLE INSURANCE TRUST
  Emerging Growth Series (            )............
  Growth with Income Series (            ).........
  New Discovery Series (            )..............
  Research Series (            )...................
OCC ACCUMULATION TRUST
  Equity (October 3, 1994).........................
  Managed (October 3, 1994)........................
PIMCO VARIABLE INSURANCE TRUST
  High Yield Bond (            )...................
  Total Return Bond (            ).................
STRONG VARIABLE INSURANCE FUNDS, INC.
  Mid Cap Growth Fund II (               ).........
STRONG OPPORTUNITY FUND II, INC.
  Opportunity Fund II (               )............
VAN ECK WORLDWIDE INSURANCE TRUST
  Worldwide Bond (May 1, 1998).....................
  Worldwide Emerging Markets (May 1, 1998).........
  Worldwide Hard Assets (May 1, 1998)..............
  Worldwide Real Estate (May 1, 1998)..............
VARIABLE INSURANCE PRODUCTS FUND III
  Contrafund(R) (            ).....................
  Growth (            )............................
  Growth Opportunities (            )..............
  Overseas (            )..........................

---------------
(1) As of February 7, 2000, shares of the Market Street Equity 500 Index Portfolio were substituted for shares of the Variable Insurance Products Fund II Index 500 Portfolio. Performance figures for dates on or before February 7, 2000 reflect performance for the Variable Insurance Products Fund II Index 500 Portfolio.

     Based on the foregoing method of calculation, average annual total return information is as follows assuming that the Subaccounts were in existence during the same periods as those indicated for the Portfolios.

                                                                                       FOR THE 10-YEAR PERIOD
                                                                                           ENDED 12/31/00
                                                     FOR THE 1-YEAR   FOR THE 5-YEAR        (OR DATE OF
                                                      PERIOD ENDED     PERIOD ENDED      INCEPTION IF LESS
SUBACCOUNT (INCEPTION DATE OF PORTFOLIO)                12/31/00         12/31/00          THAN 10 YEARS
----------------------------------------             --------------   --------------   ----------------------
MARKET STREET FUND
  All Pro Broad Equity (December 12, 1985).........
  All Pro Large Cap Growth (May 4, 1998)...........
  All Pro Large Cap Value (May 4, 1998)............
  All Pro Small Cap Growth (May 4, 1998)...........
  All Pro Small Cap Value (May 4, 1998)............
  Equity 500 Index (            )(1)...............
  International (November 1, 1991).................
  Mid Cap Growth (May 1, 1989).....................

                                                                                       FOR THE 10-YEAR PERIOD
                                                                                           ENDED 12/31/00
                                                     FOR THE 1-YEAR   FOR THE 5-YEAR        (OR DATE OF
                                                      PERIOD ENDED     PERIOD ENDED      INCEPTION IF LESS
SUBACCOUNT (INCEPTION DATE OF PORTFOLIO)                12/31/00         12/31/00          THAN 10 YEARS
----------------------------------------             --------------   --------------   ----------------------
  Balanced (December 12, 1985).....................
  Bond (December 12, 1985).........................
  Money Market (December 12, 1985).................
MFS VARIABLE INSURANCE TRUST
  Emerging Growth (July 24, 1995)..................
  Growth with Income (October 9, 1995).............
  New Discovery (April 29, 1998)...................
  Research (July 26, 1995).........................
OCC ACCUMULATION TRUST
  Equity (September 15, 1994)......................
  Managed (September 15, 1994).....................
PIMCO VARIABLE INSURANCE TRUST
  High Yield Bond (April 30, 1998).................
  Total Return Bond (December 31, 1997)............
STRONG VARIABLE INSURANCE FUNDS, INC.
  Mid Cap Growth Fund II (December 31, 1996).......
STRONG OPPORTUNITY FUND II, INC.
  Opportunity Fund II (May 8, 1992)................
VAN ECK WORLDWIDE INSURANCE TRUST
  Worldwide Bond (September 1, 1989)...............
  Worldwide Emerging Markets (December 27, 1995)...
  Worldwide Hard Assets (September 1, 1989)........
  Worldwide Real Estate (June 23, 1997)............
VARIABLE INSURANCE PRODUCTS FUND III
  Contrafund(R)(            )......................
  Growth (            )............................
  Growth Opportunities (            )..............
  Overseas (            )..........................

---------------
(1) As of February 7, 2000, shares of the Market Street Equity 500 Index Portfolio were substituted for shares of the Variable Insurance Products Fund II Index 500 Portfolio. Performance figures for dates on or before February 7, 2000 reflect performance for the Variable Insurance Products Fund II Index 500 Portfolio.

     We may also disclose cumulative total returns in conjunction with the standard formats described above. The cumulative total returns will be calculated using the following formula:

     CTR = (ERV/P) - 1

     Where:

     CTR = the Cumulative Total Return for the period.

     ERV = the ending redeemable value (net of Subaccount recurring charges) of the hypothetical investment at the end of the period.

     P    = a hypothetical initial payment of $1,000.

EFFECT OF THE ANNUAL ADMINISTRATIVE FEE ON PERFORMANCE DATA

     The Contract provides for a $30 Annual Administrative Fee to be deducted annually at the end of each Contract Year from the Subaccounts and the Guaranteed Account based on the proportion that the value of each such account bears to the total Contract Account Value. For purposes of reflecting the

Annual Administrative Fee in yield and total return quotations, the annual charge is converted into a per-dollar per-day charge based on a Contract Account
Value in the Variable Account of $          on the last day of the period for
which quotations are provided. The per-dollar per-day average charge will then be adjusted to reflect the basis upon which the particular quotation is calculated.

                               STANDARD & POOR'S

     "Standard & Poor's(R)", "S&P(R)", "S&P 500(R)", "Standard & Poor's 500", and "500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by PMLIC and its affiliates and subsidiaries. The Contract is not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding the advisability of investing in the Contract.

     S&P makes no representation or warranty, express or implied, to the Owners of the Contracts and the Equity 500 Index Portfolio or any member of the public regarding the advisability of investing in securities generally, or in the Contracts and the Equity 500 Index Portfolio particularly, or the ability of the S&P 500 Index to track general stock market performance. S&P's only relationship to PMLIC and the Market Street Fund is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index which is determined, composed, and calculated by S&P without regard to PMLIC, the Market Street Fund, the Contract, or the Equity 500 Index Portfolio. S&P has no obligation to take the needs of PMLIC, the Market Street Fund, the Owners of the Contract or the Equity 500 Index Portfolio into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the Contracts or the Equity 500 Index Portfolio or the timing of the issuance or sale of the Contracts or the Equity 500 Index Portfolio or in the determination or calculation of the equation by which the Contracts or the Equity 500 Index Portfolio are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing, or trading of the Contracts or the Equity 500 Index Portfolio.

     S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY PMLIC, THE MARKET STREET FUND, OWNERS OF THE CONTRACTS, AND THE EQUITY 500 INDEX PORTFOLIO, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

                         SAFEKEEPING OF ACCOUNT ASSETS

     We hold the title to the assets of the Variable Account. The assets in the Variable Account are legally segregated from our General Account assets and from the assets in any other separate account.

     Records are maintained of all purchases and redemptions of Portfolio shares held by each of the Subaccounts.

     Our officers and employees are covered by a financial institution bond issued by Reliance Insurance Company to PMLIC with limits of $10 million per occurrence and $20 million in the aggregate. The bond insures against dishonest and fraudulent acts of officers and employees.

                                STATE REGULATION

     We are subject to regulation and supervision by the Insurance Department of the Commonwealth of Pennsylvania, which periodically examines our affairs. We are subject to the insurance laws and regulations of all jurisdictions where we are authorized to do business. A copy of the Contract form has been filed with, and where required approved by, insurance officials in each jurisdiction where the Contracts are sold. We are required to submit annual statements of our operations, including financial statements, to the insurance departments of the various jurisdictions in which we do business for the purposes of determining solvency and compliance with local insurance laws and regulations.

                              RECORDS AND REPORTS

     We will maintain all records and accounts relating to the Variable Account. PMLIC may contract with another party to maintain these records and accounts. As presently required by the Investment Company Act of 1940, as amended (the "1940 Act") and the regulations thereunder, reports containing information required under the 1940 Act or by any other applicable law or regulation, will be sent to Owners semi-annually at their last known address.

                                 LEGAL MATTERS

     Mark T. Buchinsky, Esquire, Assistant General Counsel of PMLIC, has provided advice on certain matters relating to the laws of the Commonwealth of Pennsylvania regarding the Contracts and our issuance of the Contracts. Sutherland Asbill & Brennan LLP of Washington, DC has provided advice on certain matters relating to the federal securities laws.

                                    EXPERTS

     The financial statements listed on page F-1 have been included in this SAI, which is a part of the registration statement, in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                               OTHER INFORMATION

     A registration statement has been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Contracts. Not all the information set forth in the registration statement and the amendments and exhibits thereto has been included in this SAI. Statements contained in the prospectus and this SAI concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC at 450 Fifth Street, N.W., Washington, DC 20549.

                             FINANCIAL INFORMATION

     This SAI contains the audited statements of assets and liabilities of the Variable Account as of December 31, 2000 and the related statements of operations for the year then ended and the statements of changes in net assets for each of the two years in the period then ended. PricewaterhouseCoopers LLP serves as independent accountants for the Provident Mutual Variable Annuity Separate Account.

     Our statements of financial condition as of December 31, 2000 and 1999 and the related statements of operations, equity, and cash flows for each of the three years in the period ended December 31, 2000, which are included in this SAI, should be considered only as bearing our ability to meet our obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the Variable Account.

                              FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Provident Mutual Variable Annuity Separate Account
     Report of Independent Accountants......................    F-
     Statements of Assets and Liabilities, December 31,
      2000..................................................    F-
     Statements of Operations for the Year Ended December
      31, 2000..............................................    F-
     Statements of Changes in Net Assets for the Year Ended
      December 31, 2000.....................................    F-
     Statements of Changes in Net Assets for the Year Ended
      December 31, 1999.....................................    F-
     Notes to Financial Statements..........................    F-
Provident Mutual Life Insurance Company
     Report of Independent Accountants......................    F-
     Statements of Financial Condition as of December 31,
      2000 and 1999.........................................    F-
     Statements of Operations for the Years Ended December
      31, 2000, 1999, and 1998..............................    F-
     Statements of Equity for the Years Ended December 31,
      2000, 1999, and 1998..................................    F-
     Statements of Cash Flows for the Years Ended December
      31, 2000, 1999, and 1998..............................    F-
     Notes to Financial Statements..........................    F-

                [Financial statements to be filed by amendment.]

                                     PART C

                               OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

       (a)  Financial Statements
            All required financial statements are included in Part A and Part B of this Registration Statement.
            (1)   (a)  Resolution of the Board of Directors of Provident Mutual
                       Life Insurance Company authorizing establishment of the
                       Provident Mutual Variable Annuity Separate Account and
                       subaccounts (the PMLIC Growth, Money Market, Bond, Managed,
                       Aggressive Growth and International subaccounts) dated
                       October 19, 1992.(1)
                  (b)  Resolution of the Executive Committee of the Board of
                       Directors of Provident Mutual Life Insurance Company
                       authorizing establishment of additional Subaccounts of the
                       Provident Mutual Variable Annuity Separate Account dated
                       June 7, 1993 (the Fidelity High Income Bond; Fidelity
                       Equity-Income; Fidelity Growth; Fidelity Asset Manager;
                       Scudder Bond and Dreyfus Zero Coupon 2000 subaccounts).(1)
                  (c)  Resolution of the Board of Directors of Provident Mutual
                       Life Insurance Company dated June 21, 1993 approving the
                       minutes of Provident Mutual Life Insurance Company Executive
                       Committee dated June 7, 1993.(1)
                  (d)  Resolution of the Board of Directors of Provident Mutual
                       Life Insurance Company authorizing the establishment of
                       additional Subaccounts of the Provident Mutual Variable
                       Annuity Separate Account dated           , 2001 (the MFS
                       Emerging Growth, MFS Growth with Income, MFS New Discovery,
                       MFS Research, PIMCO High Yield Bond, PIMCO Total Return
                       Bond, VIP III Contrafund(R), VIP III Growth, VIP III Growth
                       Opportunities, and VIP III Overseas Subaccounts).(6)
            (2)   Not applicable.
            (3)   (a)  Form of Underwriting Agreement among Provident Mutual Life
                       Insurance Company of Philadelphia, PML Securities Company
                       and the Provident Mutual Variable Annuity Separate
                       Account.(2)
                  (b)  Form of Selling Agreement between PML 1717 Capital
                       Management Company and Broker/Dealers.(3)
            (4)   (a)  Form of Individual Flexible Premium Deferred Variable
                       Annuity Contract (Form VA111NY).
                  (b)  Amendment of Contract Provisions Rider.(PM470.13A).(2)
                  (c)  Qualified Plan Rider(PM471).(2)
                  (d)  403(b) Annuity Loan Rider(PM515).(2)
                  (e)  Death Benefit Rider "Step Up"(PM547).(2)
                  (f)  Simple IRA Rider(PM549).(2)
                  (g)  SEP IRA Rider(PM550).(2)
                  (h)  Amendment to Qualify Deferred Annuity Contract as an IRA
                       Rider(PM553).(2)
                  (i)  Amendment to Qualify Deferred Annuity Contract as a TSA
                       Under 403(b) Rider(PM554).(2)
                  (j)  Amendment for a Charitable Remainder Trust Rider(PM558).(2)

                  (k)  Systematic Withdraw Plan Rider(PM600).(2)
            (5)   Form of Application and 1717 Capital Management Company
                  Suitability Statement.
            (6)   (a)  Restated Articles of Incorporation of Provident Mutual Life
                       Insurance Company.(3)
                  (b)  By-Laws of Provident Mutual Life Insurance Company.(3)
            (7)   Not applicable.
            (8)   (a)  Participation Agreement by and among Market Street Fund,
                       Inc., Provident Mutual Life Insurance Company and PML
                       Securities, Inc.(3)
                  (b)  Participation Agreement among OCC Accumulation Trust,
                       Provident Mutual Life Insurance Company and OCC
                       Distributors.(4)
                  (c)  Participation Agreement among Van Eck Worldwide Insurance
                       Trust, Provident Mutual Life Insurance Company and Van Eck
                       Securities Corporation.(1)
                  (d)  Form of Fund Participation Agreement among Strong Variable
                       Insurance Funds, Inc., Provident Mutual Life Insurance
                       Company and Strong Funds Distributors, Inc.(1)
                  (e)  Service Agreement between Providentmutual Life and Annuity
                       Company of America and Provident Mutual Life Insurance
                       Company of Philadelphia.(5)
                  (f)  Participation Agreement between MFS Variable Insurance Trust and Provident Mutual Life Insurance Company.(6)
                  (g)  Participation Agreement between PIMCO Variable Insurance
                       Trust and Provident Mutual Life Insurance Company.(6)
                  (h)  Participation Agreement between Strong Opportunity Fund II,
                       Inc. and Provident Mutual Life Insurance Company.(6)
                  (i)  Participation Agreement between Variable Insurance Products
                       Fund III and Provident Mutual Life Insurance Company.(6)
            (9)   Consent of Mark T. Buchinsky, Esquire.(6)
            (10)  (a)  Consent of Sutherland Asbill & Brennan LLP.(6)
                  (b)  Consent of PricewaterhouseCoopers LLP, Independent
                       Accountants.(6)
            (11)  No financial statements will be omitted from Item 23.
            (12)  Not applicable.
            (13)  Schedule for computation of performance data.(6)
            (14)  Powers of Attorney.

---------------

(1) Incorporated herein by reference to Post-Effective Amendment No. 7, filed on April 25, 2000, File No. 33-70926.

(2) Incorporated herein by reference to Post-Effective Amendment No. 5, filed on May 1, 1998, File No. 33-70926.

(3) Incorporated herein by reference to Post-Effective Amendment No. 18, filed on May 1, 1998, File No. 33-2625.

(4) Incorporated herein by reference to Post-Effective Amendment No. 8, filed on April 25, 2000, File No. 33-65512.

(5) Incorporated herein by reference to Post-Effective Amendment No. 5, filed on May 1, 1998, File No. 33-65512.

(6) To be filed by amendment.

Item 25.  Directors and Officers of the Depositor

             NAME AND PRINCIPAL BUSINESS
               ADDRESS* WITH DEPOSITOR                             POSITION AND OFFICES
             ---------------------------                           --------------------
Robert W. Kloss.......................................    Director/Chairman/President/CEO
Dorothy M. Brown......................................    Director
  16 Meredith Road
  Wynnewood, PA 19096
Edward R. Book........................................    Director
  305 Windmere Drive #221
  State College, PA 16801
Robert J. Casale......................................    Director
  2 Journal Square                                        Brokerage Ins. Svcs. Group
  Jersey City, NJ 07306
Nicholas DeBenedictis.................................    Director
  231 Golf View Road
  Ardmore, PA 19003
Philip C. Herr II.....................................    Director
  Herr, Potts & Herr
  Strafford Office Buildings, Building #4
  175 Strafford Avenue, Ste. 314
  Wayne, PA 19087
J. Richard Jones......................................    Director
  Insignia/ESG Jackson Cross
  1800 JFK Boulevard, 10th Floor
  Philadelphia, PA 19103
John P. Neafsey.......................................    Director
  13 Valley Road
  So. Norwalk, CT 06854
Charles L. Orr........................................    Director
  Shaklee Corporation
  4747 Willow Road
  Pleasonton, CA 94588
Harold A. Sorgenti....................................    Director
  Mellon Center, Suite 1313
  1735 Market Street
  Philadelphia, PA 19103
Joan C. Tucker........................................    Executive Vice President
  300 Continental Drive
  Individual Insurance Operations
  Newark, DE 19713
Mary Lynn Finelli.....................................    Executive Vice President/CFO
Alan F. Hinkle........................................    Executive Vice President/Chief Actuary
                                                          Executive Vice President/General
                                                            Counsel/Secretary
Mehran Assadi.........................................    Executive Vice President and Chief
  300 Continental Drive                                   Information Officer
  Newark, DE 19713

             NAME AND PRINCIPAL BUSINESS
               ADDRESS* WITH DEPOSITOR                             POSITION AND OFFICES
             ---------------------------                           --------------------
Linda M. Springer.....................................    Vice President and Controller
Rosanne Gatta.........................................    Vice President and Treasurer

---------------
* The principal business address for each officer and director is 1000 Chesterbrook Boulevard, Berwyn, PA 19312-1181, unless otherwise indicated.

Item 26. Persons Controlled by or Under Common Control With the Depositor or Registrant

                                                   PERCENT OF VOTING
             NAME               JURISDICTION       SECURITIES OWNED          PRINCIPAL BUSINESS
             ----               ------------       -----------------         ------------------
Provident Mutual                Pennsylvania    Mutual Company             Life & Health Insurance
  Life Insurance Company
  (PMLIC)
Providentmutual Life and        Delaware        Ownership of all voting    Life & Health Insurance
  Annuity Company of America                    securities by PMLIC
Provident Mutual International  Delaware        Ownership of all voting    Life & Health Insurance
  Life Insurance Company                        securities by PMLIC
Provident Mutual Holding        Pennsylvania    Ownership of all voting    Holding Company
  Company (PHC)                                 securities by PMLIC
1717 Capital Management         Pennsylvania    Ownership of all voting    Broker/Dealer
  Company                                       securities by PHC
1717 Brokerage Services Inc.    Pennsylvania    Ownership of all voting    Insurance Agency
                                                securities by PHC
Market Street Investment        Pennsylvania    Ownership of all voting    Investment Adviser
  Management Company                            securities by PHC
Washington Square               Pennsylvania    Ownership of all voting    Administrative Services
  Administrative Services,                      securities by PHC
  Inc.
Institutional Concepts, Inc.    New York        Ownership of all voting    Insurance Agency
                                                securities by PHC
Provestco, Inc.                 Delaware        Ownership of all voting    Real Estate Investment
                                                securities by PHC
PNAM, Inc.                      Delaware        Ownership of all voting    Holding Company
                                                securities by PHC
Sigma American                  Delaware        Ownership of 80.2%         Investment Management
  Corporation                                   voting securities by       and Advisory Services
                                                PHC and 19.8% by PMLIC
Provident Mutual                Delaware        Ownership of all voting    Investment Management
  Management Co., Inc.                          securities by Sigma        and Advisory Services
  American Corporation
Software Development            Pennsylvania    Ownership of all voting    Development and
  Corporation                                   securities by PHC          Marketing of Computer
                                                                           Software
Market Street Fund              Maryland                                   Mutual Fund

                                                   PERCENT OF VOTING
             NAME               JURISDICTION       SECURITIES OWNED          PRINCIPAL BUSINESS
             ----               ------------       -----------------         ------------------
Four P Finance Co.              Pennsylvania    Ownership of all voting
                                                securities by PHC
Covenant Financial Services,    Delaware        Ownership of all voting
  Inc.                                          securities by PHC
1717 Advisory Services, Inc.    Pennsylvania    Ownership of all voting    Financial Services
                                                securities by Covenant
Provident Mutual Distributors,  Pennsylvania    Ownership of all voting    American Corporation
  Inc.                                          Securities by Sigma
RF Advisers, Inc.               Pennsylvania    Ownership of all voting    American Corporation
                                                securities by Sigma
Delfi Realty Corp.              Pennsylvania    Ownership of all voting    American Corporation
                                                securities by Sigma
Provident Mutual Financial      Pennsylvania    Ownership of all voting
  Services, Inc.                                securities by
Provident Mutual Financial
  Services, Inc.

Item 27.  Number of Policyowners

     As of December 31, 2000 there were no individual flexible premium deferred variable annuity contracts in force.

Item 28.  Indemnification

     The By-Laws of Provident Mutual Life Insurance Company provide, in part in
Article VIII, as follows:

                                  ARTICLE VIII

           INDEMNIFICATION OF DIRECTORS, OFFICERS, AND OTHER PERSONS

     Section 1. To the fullest extent permitted by Law, the Company shall indemnify any present, former, or future Director, officer, or employee of the Company or any person who may serve or have served at its request as a Director, officer, employee, member, fiduciary, trustee, or agent of another corporation, partnership, joint venture, trust or other enterprise or association, against the reasonable expenses, including attorney's fees, actually incurred in connection with the defense of any threatened, pending or completed action, suit or other proceeding whether civil, criminal, administrative or investigative to which any of them is made a party because of service as Director, officer, or employee of the Company or such other corporation, partnership, joint venture, trust or other enterprise or association, or in connection with any appeal therein, and against any amounts paid by such Director, officer, or employee in settlement of, or in satisfaction of a judgment, penalty, damage, settlement amount, excise tax assessed with respect to an employee benefit plan or fine in any such action, suit or proceeding, including one by or in the right of the Company, a class of members or otherwise; except expenses incurred in defense of or amounts paid in connection with any action, suit or other proceeding in which such Director, officer, or employee shall be adjudged to be liable for willful misconduct, or recklessness in the performance of his or her duty. The termination of any such action, suit or other proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere shall not itself be deemed an adjudication of willful misconduct or recklessness.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriter

     (a) 1717 Capital Management Company ("1717") is the principal underwriter of the Contracts as defined in the Investment Company Act of 1940. 1717 is also principal underwriter for the Market Street Fund and the variable life separate accounts of PMLIC and the Provident Mutual Variable Annuity Separate Account and Provident Mutual Variable Life Insurance Separate Account.

     (b) The following information is furnished with respect to the officers and directors of 1717:

      NAME AND PRINCIPAL              POSITIONS/OFFICES               POSITIONS/OFFICES
      BUSINESS ADDRESS*                   WITH 1717                     WITH DEPOSITOR
      ------------------              -----------------               -----------------
Mary Lynn Finelli**...........  Director                        Director
Alan F. Hinkle**..............  Director                        Director/VP/Actuary
Robert W. Kloss**.............  Director                        President and Director
Joan C. Tucker................  Director                        Director/Vice President
Lance Reihl...................  President                       None
Louis A. Aviola, Jr...........  Vice President/Manager of       None
                                  Operations
Rosanne Gatta**...............  Treasurer                       Treasurer
Anthony Giampietro**..........  Assistant Treasurer             Assistant Treasurer
Deborah Thiel Hall**..........  Insurance Compliance Officer    Compliance Officer
Anthony Mastrangelo**.........  Assistant Financial Reporting   None
                                  Officer
Todd R. Miller**..............  Assistant Financial Reporting   Asst Financial Reporting
                                  Officer                       Officer
Alison Naylor.................  Compliance Officer              None
Linda M. Springer**...........  Financial Reporting Officer     Director

---------------
 * Unless otherwise indicated, principal business address is 300 Continental Drive, Newark, DE 19713.

** Principal business address is 1000 Chesterbrook Boulevard, Berwyn, PA
   19312-1181.

     (c) Not applicable.

Item 30.  Location of Accounts and Records

     All accounts and records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules thereunder are maintained by Provident Mutual Life Insurance Company at 300 Continental Drive, Newark, DE 19713 or at 1000 Chesterbrook Boulevard, Berwyn, PA 19312-1181.

Item 31.  Management Services

     All management contracts are discussed in Part A or Part B.

Item 32.  Undertakings

     (a) Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen
(16) months old for so long as payments under the variable annuity contracts may be accepted.

     (b) Registrant hereby undertakes to include either (1) as part of any Application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information; and

     (c) Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

     (d) Reliance on No-Action Letter Regarding Section 403(b) Retirement Plan. PMLIC and the Variable Account rely on a no-action letter issued by the Division of Investment Management to the American Council of Life Insurance on November 28, 1988 and represent that the conditions enumerated therein have been or will be complied with.

                        REPRESENTATION OF REASONABLENESS

     Provident Mutual Life Insurance Company hereby represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Provident Mutual Life Insurance Company.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, THE REGISTRANT, PROVIDENT MUTUAL VARIABLE ANNUITY SEPARATE ACCOUNT, HAS CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED, AND ITS SEAL TO BE HEREUNTO AFFIXED AND ATTESTED, ALL IN THE CITY OF BERWYN AND COMMONWEALTH OF PENNSYLVANIA, ON THE 2ND DAY OF FEBRUARY, 2001.

                                            PROVIDENT MUTUAL VARIABLE ANNUITY
                                              SEPARATE ACCOUNT (REGISTRANT)

                                            By: PROVIDENT MUTUAL LIFE INSURANCE
                                                 COMPANY (DEPOSITOR)

             Attest: /s/ JAMES BERNSTEIN                              By: /s/ ROBERT W. KLOSS
   ----------------------------------------------        -------------------------------------------------
                   JAMES BERNSTEIN                                        ROBERT W. KLOSS
                                                                Chairman of the Board of Directors,
                                                              President, and Chief Executive Officer

                                            PROVIDENT MUTUAL LIFE INSURANCE
                                                   COMPANY (DEPOSITOR)

             Attest: /s/ JAMES BERNSTEIN                              By: /s/ ROBERT W. KLOSS
   ----------------------------------------------        -------------------------------------------------
                   JAMES BERNSTEIN                                        ROBERT W. KLOSS
                                                                Chairman of the Board of Directors,
                                                              President, and Chief Executive Officer

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON FEBRUARY 2, 2001.

                   SIGNATURES                                             TITLE
                   ----------                                             -----

              /s/ ROBERT W. KLOSS                   Chairman of the Board of Directors,
------------------------------------------------      President, and Chief Executive Officer
                ROBERT W. KLOSS                       (Principal Executive Officer)

             /s/ MARY LYNN FINELLI                  Executive Vice President and
------------------------------------------------      Chief Financial Officer
               MARY LYNN FINELLI                      (Principal Financial Officer)

             /s/ LINDA M. SPRINGER                  Senior Vice President and Controller
------------------------------------------------      (Principal Accounting Officer)
               LINDA M. SPRINGER

                       *                            Director
------------------------------------------------
              BERNARD E. ANDERSON

                       *                            Director
------------------------------------------------
                 EDWARD R. BOOK

                       *                            Director
------------------------------------------------
                DOROTHY M. BROWN

                       *                            Director
------------------------------------------------
                ROBERT J. CASALE

                   SIGNATURES                                             TITLE
                   ----------                                             -----

                       *                            Director
------------------------------------------------
             NICHOLAS DEBENEDICTIS

                       *                            Director
------------------------------------------------
                 PHILIP C. HERR

                       *                            Director
------------------------------------------------
                J. RICHARD JONES

                       *                            Director
------------------------------------------------
                JOHN P. NEAFSEY

                       *                            Director
------------------------------------------------
                 CHARLES L. ORR

                       *                            Director
------------------------------------------------
               HAROLD A. SORGENTI

            *By: /s/ JAMES BERNSTEIN
   ------------------------------------------
                James Bernstein
                Attorney-In-Fact
         Pursuant to Power of Attorney

                                 EXHIBIT INDEX

            (4)   (a)  Form of Individual Flexible Premium Deferred Variable
                       Annuity Contract (Form VA111NY).
            (5)   Form of Application and 1717 Capital Management Company
                  Suitability Statement.
            (14)  Powers of Attorney.